Exhibit 99.1

2026

BALLARD POWER SYSTEMS INC.

NOTICE OF ANNUAL MEETING and
MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING	1
LETTER FROM OUR BOARD CHAIR	2
EXECUTIVE SUMMARY	3
SECTION 1: VOTING INFORMATION	5
SECTION 2: BUSINESS OF THE MEETING	8
SECTION 3: ELECTION OF DIRECTORS	10
SECTION 4: CORPORATE GOVERNANCE	20
SECTION 5: EXECUTIVE COMPENSATION	26
SECTION 6: EQUITY-BASED COMPENSATION PLANS	53
SECTION 7: ADDITIONAL ITEMS	54
APPENDIX “A”: DEFINED TERMS	55
APPENDIX “B”: BOARD MANDATE	56
APPENDIX “C”: DESCRIPTION OF OPTION PLAN	59
APPENDIX “D”: DESCRIPTION OF SHARE DISTRIBUTION PLAN	62

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements concerning anticipated markets for our products, implementation of government policy initiatives, planned manufacturing capacity expansion, product cost reduction activities and planned investments. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard’s most recent management’s discussion & analysis. Other risks and uncertainties that may cause Ballard’s actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this document and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

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BALLARD POWER SYSTEMS INC.

9000 Glenlyon Parkway

Burnaby, British Columbia, Canada V5J 5J8

NOTICE OF ANNUAL MEETING

TO OUR SHAREHOLDERS:

Our 2026 Annual Meeting (the “Meeting”) will be held on Wednesday, June 3, 2026, at 1:00 p.m. (Pacific Daylight Time). As last year, the Meeting will be a virtual meeting of shareholders. You will be able to attend the Meeting, vote, and submit your questions via live webcast by visiting https://meetings.lumiconnect.com/400-872-177-983.

The Meeting will be held for the following purposes:

1.	To receive our audited financial statements for the financial year ended December 31, 2025, and the report of our auditors thereon;

2.	To elect our directors for the ensuing year;

3.	To appoint our auditors for the ensuing year and to authorize our Audit Committee to fix the remuneration of the auditors;

4.	To consider and, if thought appropriate, to approve a resolution, on an advisory basis, accepting Ballard’s approach to executive compensation; and

5.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

A detailed description of the matters to be dealt with at the Meeting are included with this Notice. To participate in the Meeting, shareholders will need to visit https://meetings.lumiconnect.com/400-872-177-983 and log-in using the 12-digit control number included either on your proxy form or voting instruction form, as applicable. The Meeting platform is fully supported across browsers and devices running the most updated version of applicable software plug-ins. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting. The Meeting will begin promptly at 1:00 p.m. (Pacific Daylight Time) on Wednesday, June 3, 2026. Online check-in will begin 15 minutes prior, at 12:45 p.m. (PDT). You should allow ample time for online check-in procedures.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://meetings.lumiconnect.com/400-872-177-983. Beneficial shareholders (being shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to attend, participate or vote at the Meeting. Guests will be able to attend the Meeting by joining the webcast as a guest, but they will not be able to submit questions or vote.

DATED at Burnaby, British Columbia, Canada, April 6, 2026.

BY ORDER OF THE BOARD

“Kerry Hillier”

Kerry Hillier
Corporate Secretary

LETTER FROM OUR BOARD CHAIR

Fellow Shareholders:

Over the past year, your Board has worked closely with Ballard’s leadership team to conduct a comprehensive structural review of the company. Our objective has been clear: to strengthen our financial position, sharpen our strategic focus, and drive long-term shareholder value. We are encouraged by the improvement in our financial performance and the meaningful steps taken to reduce cash usage and enhance operational discipline. We continue to be committed to ensuring our investments, cost structure, and strategic initiatives are aligned with sustainable value creation.

This year, the company underwent a CEO transition, and we are pleased to welcome Marty Neese as Chief Executive Officer. Marty previously served as a member of our Board and brings deep industry knowledge, operational discipline, and strategic experience that align closely with Ballard’s current priorities. His familiarity with the company, combined with his leadership background, positions him well to sharpen Ballard’s focus on execution and financial performance. We also thank Randy MacEwen for his leadership and dedication over the past decade. Randy played an important role in advancing Ballard’s technology and global partnerships, and we appreciate his years of service to the company.

The Board also oversaw important structural changes designed to better align our cost structure and operating model with market realities. These actions were difficult and required careful consideration. However, we are confident these actions were necessary to ensure the long-term health and sustainability of Ballard. Our aim was to create a leaner, more agile organization positioned to compete effectively and deliver improved results.

In parallel, we are driving a shift in strategy to prioritize near-term profitability through market opportunities with clearer paths to revenue and gross margin expansion. This includes focusing innovation on reducing product costs, new revenue streams through expanded service offerings, and by increasing our presence in established markets where we see opportunities to grow. This disciplined approach is designed to accelerate progress toward profitability and long-term shareholder value.

On behalf of the Board, I would also like to thank Janet Woodruff for her dedicated service. Janet will retire this year and will not seek re-election. She has been a thoughtful and valued contributor to the Board, and we are grateful for her leadership and commitment during an important period of transition for the company.

We also extend our sincere appreciation to our employees for their resilience, professionalism, and commitment during a year of significant change. Their effort and dedication are critical to executing our strategy. To our shareholders, thank you for your continued trust and support as we take decisive actions to strengthen Ballard and position the company for long-term success. While we have sharpened our operating model and cost structure, our core mission remains unchanged: to advance fuel cell technology and enable the global transition to clean energy.

Sincerely,
“James Roche”

JAMES ROCHE
Board Chair

EXECUTIVE SUMMARY

SUMMARY OF THE MEETING

The highlights of the Meeting are outlined below. Please take the time to read the full document prior to voting your Shares.

MATTERS TO BE VOTED ON

Item	Board’s Recommendation	For more information
Election of Directors	FOR	See below, page 8 and 10
Appointment of Auditors	FOR	See page 9
Advisory vote to approve Named Executive Officer compensation	FOR	See page 9

ELECTION OF DIRECTORS

Shareholders will be asked to vote on our director nominees below. See Section 2: Business of the Meeting on page 8. Each of our director nominees has executive leadership experience and experience developing and implementing corporate strategy, and further contributes their expertise in the areas listed. For more information concerning our nominees, see Section 3: Election of Directors on page 10.

Director Nominee	Director Since	Age	Committees[1]	2025 Meeting Attendance	Other Public Boards	Expertise
Kathy Bayless	2021	69	Audit (Chair) PCC SGC/NGC	100%	2	• Financial literacy • M&A and capital markets • Corporate governance • People and compensation • Global markets
Michael Chen[2]	2024	42	n/a	78%	-	• Technology • Hydrogen economy • Transportation and mobility • Global markets
Jacqueline Dedo	2024	64	Audit Commercial PCC NGC	100%	3	• Financial literacy • M&A and capital markets • Corporate governance • People and compensation • Technology • Transportation and mobility • Global markets
Douglas P. Hayhurst	2012	79	Audit PCC NGC	100%	-	• Financial literacy • M&A and capital markets • Corporate governance • People and compensation • Hydrogen economy • Global markets
Hubertus M. Muehlhaeuser	2021	56	Audit Commercial PCC (Chair) NGC	100%	1	• Financial literacy • M&A and capital markets • Corporate governance • People and compensation • Transportation and mobility • Global markets

Director Nominee	Director Since	Age	Committees[1]	2025 Meeting Attendance	Other Public Boards	Expertise
Marty Neese[3]	2015	63	Commercial (Chair) SGC	100%	-	• Technology • Hydrogen economy • Transportation and mobility • Global markets • Sales and marketing
James Roche	2015	63	Audit Commercial PCC SGC/NGC	100%	1	• Financial literacy • Corporate governance • Technology • Global markets • Sales/marketing • IT and Cybersecurity
Huajie Wang[2,4]	2025	47	n/a	86%	-	• People and compensation • Corporate governance • Technology • Hydrogen economy • Transportation and mobility • Global markets

Audit = Audit Committee | Commercial = Commercial Committee | NGC = Nominating & Governance Committee | PCC = People & Compensation Committee | SGC = Sustainability & Governance Committee

1 In September 2025, the SGC and Commercial Committee were merged to form the NGC. At that time, all independent board members were appointed as members of each standing committee - Audit, the NGC, and the PCC. See more information in Section 4: Committees of the Board on page 22.

2 As Weichai nominee directors, Mr. Chen and Mr. Wang are not eligible to serve on Board committees. See more information in Section 4: Committees of the Board on page 22.

3 Mr. Neese was appointed President & CEO on July 7, 2025. From that time, he ceased being an independent director and was not eligible to serve on Board committees. The information provided relates to his time as an independent director.

4 Mr. Wang was nominated by Weichai and appointed to the Board on August 8, 2025, following the resignation of Mr. Yingbo Wang on August 7, 2025.

APPOINTMENT OF AUDITORS

Our Audit Committee has recommended that KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, be nominated at the Meeting for re-appointment as our external auditors. See Section 2: Business of the Meeting on page 8.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Shareholders may take part in our advisory vote on executive compensation to have a say in the compensation of our executive team. See more information in Section 2: Business of the Meeting on page 8.

SECTION 1: VOTING INFORMATION

DISTRIBUTION OF MEETING MATERIALS TO BENEFICIAL SHAREHOLDERS

Ballard has distributed copies of the notice-and-access notice and voting instruction form to the depositories and intermediaries for onward distribution to beneficial shareholders. Beneficial shareholders who have previously provided standing instructions will receive a paper copy of the Notice of Meeting and Circular. The Annual Report containing our financial statements and related management’s discussion and analysis will be sent to those shareholders that have requested a copy. If you are a beneficial shareholder and Ballard or its agent has sent these materials directly to you, your name and address and information about your holdings and securities have been obtained in accordance with securities regulatory requirements from the intermediary holding on your behalf.

OBTAINING A PAPER COPY OF THE CIRCULAR AND FINANCIAL STATEMENTS

In lieu of mailing the Notice of Meeting, Circular and annual report containing our audited financial statements and management’s discussion and analysis for the year ended December 31, 2025, Ballard is using notice-and-access to provide an electronic copy of these documents to registered shareholders and beneficial shareholders by posting them on www.ballard.com and on Ballard’s profile on SEDAR+ (www.sedarplus.ca). For more information regarding notice-and-access, you may call toll free at 1-844-916-0609 (English) or 1-844-973- 0593 (French), from Canada or the United States.

If you wish to obtain a paper copy of these documents, you may call toll free at 1-877-907-7643, from Canada or the United States and enter the 16-digit control number located on your form of proxy or voting instruction form.

If you do not have a control number, please call toll free at

•	1-844-916-0609 (English) or 1-844-973-0593 (French) within North America or
•	1-303-562-9305 (English) or 1-303-562-9306 (French) if dialing from outside North America.

You must call to request a paper copy by May 20, 2026, in order to receive a paper copy prior to the deadline for submission of your voting instructions or form of proxy. If your request is received on or after the date of the Meeting, then the documents will be sent to you within ten calendar days of your request. Ballard will provide a paper copy of the documents to any registered or beneficial shareholder upon request for a period of one year following the date of the filing of this Circular on SEDAR+ (www.sedarplus.ca).

If you have standing instructions to receive paper copies of these documents and would like to revoke them, please call the individual who services your account.

SOLICITATION OF PROXIES

This Circular is furnished in connection with the solicitation of proxies by our management in connection with the Meeting to be held on Wednesday, June 3, 2026, at 1:00 p.m. (Pacific Daylight Time), or the date and place of any adjournment thereof. We are soliciting proxies primarily by mail, but our directors, officers and employees may solicit proxies personally, by telephone, or by other means of electronic communication. The cost of the solicitation will be borne by us. The approximate date on which this Circular and the related materials are first being sent to registered shareholders is April 20, 2026.

HOW TO VOTE

Shareholders are encouraged to vote in advance of the Meeting at https://login.odysseytrust.com/pxlogin.

Even if you currently plan to participate in the Meeting, you should consider voting your Shares by proxy in advance so that your vote will be counted if you later decide not to attend the Meeting or if you are unable to access the Meeting for any reason.

Vote Options

1.	VOTE BY INTERNET: To vote by Internet, visit https://login.odysseytrust.com/pxlogin and click on VOTE. You will require the CONTROL NUMBER printed with your address on your proxy form. If you vote by Internet, do not mail the proxy. Vote cut-off is 5:00 p.m. (PDT) on Monday, June 1, 2026.

2.	VOTE BY MAIL: Return the completed, signed and dated form of proxy/voting instruction form by mail in the business reply envelope to: Odyssey Trust Company, Attn: Proxy Department, Suite 1100, 67 Yonge St., Toronto, ON M5E 1J8.
3.	VOTE BY FAX: As an alternative, you may enter your vote instruction by fax at 1-800-517-4553 (toll free within Canada and the U.S.) or 416-263-9524 (international).

Appointing a Proxyholder

The following applies to shareholders who wish to appoint a person (a “proxyholder”) other than the management nominees named in the form of proxy or voting instruction form to represent them at the Meeting. Beneficial shareholders who wish attend, participate, or vote at the Meeting must also follow the process below to appoint themselves as proxyholder.

Shareholders who wish to appoint a proxyholder to attend the Meeting and vote their Shares MUST submit their proxy or voting information form (as applicable) appointing their proxyholder AND register them, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting information form. Failure to register your proxyholder will result in the proxyholder not receiving a Username to attend, participate, or vote at the Meeting.

•	Step 1: Submit your proxy or voting information form: To appoint a proxyholder, insert the person’s name in the blank space provided in the form of proxy or voting information form (if permitted) and follow the instructions for submitting it. This must be completed BEFORE registering your proxyholder. If you are a beneficial shareholder located in the United States, you must also provide Odyssey with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details.
•	Step 2: Register your proxyholder: To register a proxyholder, shareholders MUST send an email to appointee@odysseytrust.com by 5:00 p.m. (PDT) on Monday, June 1, 2026, and provide Odyssey with the required proxyholder contact information, amount of shares appointed, name in which the shares are registered if they are a registered shareholder, or name of the broker where the shares are held if a beneficial shareholder, so that Odyssey may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to attend, participate, or vote at the Meeting.

Beneficial Shareholders

If you are a beneficial shareholder and wish to attend, participate, or vote at the Meeting, you have to appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading “How do I attend and participate at the Meeting?”.

Legal Proxy – US Beneficial Shareholders

If you are a beneficial shareholder located in the United States and wish to attend, participate, or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you or contact your intermediary to request a legal proxy form if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit it to Odyssey. Requests for registration from beneficial shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail to appointee@odysseytrust.com and received by 5:00 p.m. (PDT) Monday, June 1, 2026. Please also see further instructions below under the heading “How do I attend and participate at the Meeting?”.

How do I attend and participate at the Meeting?

The Company is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. In order to attend, participate, or vote at the Meeting, shareholders must have a valid Username.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://meetings.lumiconnect.com/400-872-177-983. You may then enter the Meeting by clicking “I have a login” and entering a Username and Password before the start of the Meeting:

Username

•	Registered shareholders: The control number located on the form of proxy is your Username. If as a registered shareholder you are using your control number to login to the Meeting and you have previously voted, you do not need to vote again when the polls open. By voting at the meeting, you will revoke your previous voting instructions received prior to voting cutoff.
•	Duly appointed proxyholders: Odyssey will provide the proxyholder with a Username by e-mail after the voting deadline has passed.

Password: The password to the Meeting is “ballard2026” (case sensitive).

Only registered shareholders and duly appointed proxyholders will be entitled to attend, participate, and vote at the Meeting. Beneficial shareholders who have not duly appointed themselves as proxyholder will not be able to attend, participate, or vote at the Meeting. Shareholders who wish to appoint a proxyholder to represent them at the Meeting (including beneficial shareholders who wish to appoint themselves as proxyholder) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See “Appointing a Proxyholder”.

Proxy Cut-off

You are encouraged to provide your voting instructions or appoint your proxyholder in accordance with the instructions set out above by no later than 5:00 p.m. (PDT) on Monday, June 1, 2026, or if the Meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in B.C.) prior to the reconvened meeting (the proxy cut-off). If you prefer, you may also complete and return your form of proxy to Odyssey Trust Company, Attn: Proxy Department, Suite 1100, 67 Yonge St., Toronto, ON M5E 1J8. Odyssey must receive your completed form of proxy or voting instruction form prior to the proxy deadline.

Providing your voting instructions or voting by proxy cut-off will ensure your vote is counted at the Meeting even if you later decide not to attend the Meeting or are unable to access it in the event of technical difficulties. If you attend and vote at the Meeting during the live webcast, any proxy you have previously given will be revoked.

Changing Your Voting Instructions

If you change your mind about how you want to vote your Shares, you can revoke your proxy form or voting instruction form by voting again on the internet or by phone.

Registered shareholders can revoke their instructions by delivering a signed written notice executed by the registered shareholder or by his or her attorney authorized in writing or, where the registered shareholder is a company, by a duly authorized officer or attorney of that company, and delivered to:

•	Odyssey Trust Company, Attn: Proxy Department, Suite 1100, 67 Yonge St., Toronto, ON M5E 1J8, at any time up to and including the last business day preceding the day of the Meeting;
•	Ballard’s registered office at any time up to and including the last business day preceding the day of the Meeting; or
•	the chair of the Meeting on the day of the Meeting and before any vote in respect of which the proxy is to be used is taken.

Beneficial shareholders who are unable to vote on the internet or by phone should consult their intermediary if they wish to revoke their instructions.

A proxy may also be revoked in any other manner provided by law. Any revocation of a proxy will not affect a matter on which a vote is taken before such revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES

If you complete and submit your proxy properly, then the proxyholder named in the accompanying form of proxy will vote or withhold from voting the Shares represented by the proxy in accordance with your instructions.

If you do not specify a choice on any given matter to be voted upon, your Shares will be voted in favour of such matter. The proxy grants the proxyholder the discretion to vote on amendments to or variations of matters identified in the Notice of Annual Meeting and with respect to other matters that may properly come before the Meeting.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

As of the Record Date of April 6, 2026, we had 301,475,849 Shares issued and outstanding, each carrying the right to one vote. Every individual who is present as a registered shareholder or as a representative of one or more corporate registered shareholders, or who is holding a proxy on behalf of a registered shareholder who is not present at the Meeting, will have one vote for each Share recorded in the registered shareholder’s name in Ballard’s central securities register.

As of the Record Date, Weichai Power Co., Ltd. (“Weichai”) beneficially owns 46,131,712 Shares, representing 15.3% of all issued and outstanding Shares, each carrying the right to one vote. As of the Record Date, to the knowledge of our directors and executive officers, no other person beneficially owns, controls or directs, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all issued and outstanding Shares carrying the right to vote in all circumstances.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No one who has been a director, director nominee or executive officer of ours at any time since January 1, 2026, or any of his or her associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

SECTION 2: BUSINESS OF THE MEETING

REPORT OF MANAGEMENT AND CONSOLIDATED FINANCIAL STATEMENTS

The report of management and the audited consolidated financial statements for the year ended December 31, 2025, including management’s discussion and analysis, are contained in the Ballard 2025 annual report. All shareholders should have received the 2025 annual report electronically or by mail, or have received a notice-and-access notification.

If you did not receive a copy, you may view it online (www.ballard.com/investor-hub) or to obtain a paper copy, see “Obtaining a Paper Copy of the Circular and Financial Statements” on page 5, above.

ELECTION OF DIRECTORS

At the Meeting you will be asked to elect eight directors. All our nominees are currently members of the Board.

Each shareholder will be entitled to vote for, or withhold their votes from, the election of each director. Under our majority voting policy, if a director is elected in an uncontested election where more votes are withheld than voted in favour of their election, then the director will be required to tender their resignation to the Board. The NGC will consider the matter and make a recommendation to the Board. Absent extraordinary circumstances, the resignation will be accepted. Any director who tenders their resignation will not participate in the deliberations of either the NGC or the Board relating to the resignation. The Board will decide whether or not to accept the tendered resignation and within 90 days after the shareholders’ meeting, issue a press release which either confirms that they have accepted the resignation or provides an explanation for why they have refused to accept it. Our majority voting policy is included in our Corporate Governance Policies, which can be found on our website at www.ballard.com/investor-hub.

Each elected director will hold office until the end of our next annual shareholders’ meeting (or if no director is then elected, until a successor is elected) unless the director resigns or is otherwise removed from office earlier. If any nominee for election as a director advises us that she or he is unable to serve as a director, the persons named in the enclosed proxy will vote to elect a substitute director at their discretion.

As part of the collaboration with Weichai announced on November 13, 2018, Weichai has the right to nominate two directors to Ballard’s Board so long as Weichai holds at least 15% of Ballard’s outstanding Shares.

APPOINTMENT OF AUDITORS

Our Audit Committee has recommended that KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, be nominated at the Meeting for re-appointment as our external auditors. Our Audit Committee will fix the remuneration of our external auditors if authorized to do so by shareholders at the Meeting. It is expected that representatives of KPMG LLP will be present at the Meeting. KPMG LLP were appointed as our external auditors in 1999. We comply with the requirement to rotate our audit engagement partner every five years. A new audit engagement partner was appointed in 2025.

The following table shows the total fees we incurred with KPMG LLP in 2025 and 2024:

Type of Audit Fees	2025 (CDN$)	2024 (CDN$)
Audit Fees	$911,900	$1,054,428
Audit-Related Fees	Nil	Nil
Tax Fees	Nil	$21,400
All Other Fees	Nil	$7,400

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The People & Compensation Committee (“PCC”) monitors developments and trends of best practices relating to executive compensation, including relating to “say-on-pay” in Canada and in the United States. In the United States, the SEC has established “say-on-pay” advisory shareholder vote requirements for certain issuers. Although Ballard’s Shares are traded on NASDAQ, Ballard is a “foreign private issuer” under applicable SEC rules and, accordingly, these requirements do not apply to Ballard. Although “say-on-pay” shareholder votes have yet to be mandated in Canada, a number of larger issuers in Canada have voluntarily implemented such advisory votes. Ballard has voluntarily implemented “say on pay” advisory votes since 2011.

The PCC recommended to the Board that shareholders again be provided the opportunity, on an advisory basis, to vote at the Meeting in respect of Ballard’s approach to executive compensation. The PCC also recommended that adoption by the Board of a formal “say-on-pay” policy should continue to be deferred until Canadian securities regulatory authorities have set out the applicable regulatory requirements.

Accordingly, shareholders are able to vote at this Meeting, on an advisory and non-binding basis, “FOR” or “AGAINST” Ballard’s current approach to executive compensation through the following resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of Ballard’s Board of Directors, that the shareholders accept the approach to executive compensation disclosed in Ballard’s Circular dated April 6, 2026.”

The Board believes that shareholders should be well informed about and fully understand the objectives, philosophy and principles that it has used to make executive compensation decisions. For information regarding Ballard’s approach to executive compensation, shareholders should review the section entitled “Executive Compensation – Compensation Discussion and Analysis” on page 30.

Approval of the above advisory resolution will require an affirmative vote of a majority of the votes cast on the matter at the Meeting. Abstentions will have no effect and will not be counted as votes cast on the resolution. As the vote on this resolution is advisory, the results will not be binding on the Board or the PCC. However, the Board and the PCC will take the results of the advisory vote into account, as appropriate, as part of their ongoing review of Ballard’s executive compensation objectives, philosophy, principles, policies and programs.

SECTION 3: ELECTION OF DIRECTORS

SUMMARY OF DIRECTOR NOMINEES

There are eight directors proposed for election to the Board at the Meeting. The director nominees are:

Kathy Bayless	Hubertus M. Muehlhaeuser
Michael Chen	Marty Neese
Jacqueline Dedo	James Roche
Douglas P. Hayhurst	Huajie Wang

Independence

Of the above director nominees, five are independent in accordance with applicable Canadian and US corporate governance rules and guidelines. Mr. Neese is not independent, as he is also the Corporation’s President & Chief Executive Officer. While Mr. Chen and Mr. Wang are considered independent under applicable Canadian rules, they are not independent pursuant to NASDAQ rules, and we have identified them as non-independent.

Director Demographics

The Board believes that its membership should be composed of highly qualified directors with diverse and complementary backgrounds, skills sets and experience and who demonstrate integrity and suitability for overseeing management. Our NGC conducts an annual process under which an assessment is made of the skills, expertise and competencies of the directors and is compared to our needs and the needs of the Board. This process culminates in a recommendation by the NGC to the Board of individual nominee directors for election at our annual shareholders’ meeting. To this end, the NGC will, when identifying candidates to recommend for appointment or election to the Board:

•	consider only candidates who are highly qualified based on their relevant experience, expertise, perspectives, and personal skills and qualities, and cultural fit;
•	consider diversity criteria including gender, age, ethnicity and geographic background; and
•	in addition to its own search, as and when appropriate, engage qualified independent external advisors to conduct a search for candidates who meet the Board’s requirements.

Number of Directors	Women Directors	Percentage of Women Directors	Target
8	2	25%	30%

With Ms. Woodruff’s retirement from the Board, we are currently below our target of 30% women directors. The Board is reviewing board size and succession plans for independent directors and plans to regain this target within a reasonable time. Recognizing that the Board is engaged and responsible for the search and nomination of independent directors, it should be noted that two out of the five independent directors currently (40%) are women directors.

Ballard’s director nominees represent a well-rounded diversity of skills, knowledge, experience and perspectives and all are seasoned leaders.

Board Competencies/Skills Matrix

The NGC defines director competency as skill, knowledge, education, experience or expertise that can be measured and contributes to director effectiveness. It is not necessary for directors to be expert in most or even many competencies. What is important is that the Board has the collective knowledge and experience to provide oversight and strategic advice to management. The NGC and the Board have determined that the following competencies are the most relevant for the Board at this time:

a)	Direct experience in leading a business as a CEO or other senior executive
b)	Strategy development experience
c)	Financial literacy
d)	M&A and capital markets experience
e)	Corporate governance experience and education
f)	People and compensation experience, including succession planning, talent management, leadership development and executive compensation
g)	Experience with technology, research and development, product development, and early-stage commercialization
h)	Knowledge and understanding of the hydrogen and fuel cell value chain and ecosystem
i)	Executive or board experience in the transportation mobility sector
j)	Executive or board experience operating in multiple jurisdictions with diverse political, cultural, regulatory and business environments
k)	Sales/Marketing experience
j)	Board-level oversight experience in IT strategy, cybersecurity and data privacy risk

Annually, each director completes a self-assessment of their knowledge, skills and experience for each of the relevant competencies. This information is used to assess the Board’s overall strengths and to assist in the Board’s ongoing renewal process. The skills matrix set out below lists the key competencies determined by each director. It is not intended to be an exhaustive list of each director’s skills and experience.

Competencies
CEO/Executive Leadership	✓	✓	✓	✓	✓	✓	✓
Strategy	✓	✓	✓	✓	✓	✓	✓	✓
Financial Literacy	✓		✓	✓	✓	✓	✓
M&A and Capital Markets	✓		✓	✓	✓		✓
Corporate Governance	✓		✓	✓	✓	✓	✓	✓
People and Compensation	✓		✓	✓	✓	✓	✓	✓
Technology		✓	✓			✓	✓	✓
Hydrogen Economy		✓		✓		✓	✓	✓
Transportation and Mobility		✓	✓		✓	✓		✓
Global Markets	✓	✓	✓	✓	✓	✓	✓	✓
Sales/Marketing			✓			✓	✓
IT and Cybersecurity							✓

DIRECTOR PROFILES

The following section provides detailed information on each director nominee. Their profiles include a summary of each nominee’s career experience, areas of expertise, current board committee memberships and directorships at other public companies over the past five years. The information about each director nominee in this Circular is current as of April 6, 2026, except as otherwise noted.

The profiles also include each nominee’s equity ownership in Ballard as at the date of this Circular and the date of the 2025 circular, respectively. The total market value of securities held is based on a CDN$3.53 and CDN$1.55 closing Share price on the TSX as of April 6, 2026, and April 7, 2025, respectively. The number of Shares shown as being held by each nominee constitute the number beneficially owned, controlled or directed, directly or indirectly, by that nominee and such information has been provided to us by that nominee.

The share ownership target for non-management directors is 3 times the prevailing annual retainer. Directors who are shareholder nominees appointed pursuant to agreements with Ballard (Mr. Chen and Mr. Wang, who are Weichai nominees) are not compensated by Ballard for their service as directors and are not subject to shareholding guidelines.

For Mr. Neese, the information provided below relates to his role as an independent director, prior to his appointment as President & CEO on July 7, 2025. As President & CEO, Mr. Neese received long-term incentives as part of his executive compensation and is subject to shareholding guidelines for our executive officers. See page 28 for “Share Ownership Guidelines” and the “Executive Compensation Tables” starting on page 48 for more details.

The attendance figures in each nominee’s profile show the number of Board and committee meetings the nominee attended in 2025 out of the number of meetings that were held while the nominee was a member. The Board has set a minimum meeting attendance guideline of 75%. Non-compliance with this guideline by a director is one of the factors considered in his or her individual performance evaluation at the end of the year.

Canadian securities legislation requires disclosure if, as at the date of the Circular, or within 10 years before the date of the Circular, a director or executive officer was a director or officer of any company that became insolvent while that person was acting in that capacity, or within one year from ceasing to act in that capacity. In this regard, Mr. Roche was Chair of Aonix Advanced Materials Corp. (a private company) when a bankruptcy order was issued against it under the Bankruptcy and Insolvency Act (Canada) on October 13, 2017.

Kathy Bayless Age: 69 California, USA Director Since: 2021 Independent	Ms. Bayless’ principal occupation is corporate director. Ms. Bayless is a member of the Board and Audit Committee Chair of Veeco Instruments Inc. (electronics manufacturing equipment) and Amprius Technologies, Inc. (lithium-ion battery manufacturing). Previously Ms. Bayless held various executive roles at public technology companies, including SVP Chief Financial Officer and Treasurer at Synaptics, Incorporated as well as Komag, Incorporated. Ms. Bayless is a Certified Public Accountant in California.
	Board & Committee Membership[1]	Position	Meetings	Attendance
	Board of Directors	Member	9	100%
	Audit Committee	Chair	5	100%
	People & Compensation Committee	Member	1	100%
	Nominating & Governance Committee	Member	1	100%
	Sustainability & Governance Committee	Member	3	100%
	Other Public Boards
	Current: Veeco Instruments Inc.; Amprius Technologies, Inc.
	Previous: Energous Corporation
	Securities held as at April 7, 2025, and April 6, 2026
			2026	2025
	Shares		1,000	1,000
	DSUs		106,359	73,654
	Total market value of securities		$378,977	$115,714
	Meets shareholding guidelines			On track

Michael Chen Age: 42 Shandong, China Director Since: 2024 Non-Independent	Mr. Chen currently serves as Chairman and General Manager of Weichai Ballard Hy-energy Technologies Co. Ltd. and Vice General Manager of Weichai Holding Group Co., Ltd. (diesel engine manufacturing). He has served in various engineering and management roles at Weichai Power Co., Ltd, (diesel engine, powertrain and hydraulic products manufacturing) since 2010. Mr. Chen earned a PhD in Power Engineering and Engineering Thermophysics from Tsinghua University.
	Board & Committee Membership	Position	Meetings	Attendance
	Board of Directors	Member	7	78%
	Other Public Boards
	Current: none
	Previous: none
	Securities held as at April 7, 2025, and April 6, 2026
			2026	2025
	Shares		0	0
	DSUs		0	0
	Total market value of securities		0	0
	Meets shareholding guidelines			n/a

Jacqueline A. Dedo Age: 64 Michigan, USA Director Since: 2024 Independent	Ms. Dedo is co-founder of Aware Mobility LLC (ACES development & consulting) and a corporate director. Prior to that, over 40 years, Ms. Dedo held various executive roles at Dana Holding Corp. (now Dana Incorporated, (automotive component supplier), Piston Group (automotive manufacturing), The Timken Company (industrial machinery manufacturing), Motorola (connectivity and electronics manufacturing), and Robert Bosch Corporation (automotive component & systems supplier). Ms. Dedo earned her B.Sc. in electrical engineering from Kettering University.
	Board & Committee Membership[1]	Position	Meetings	Attendance
	Board of Directors	Member	9	100%
	Audit Committee	Member	2	100%
	Commercial Committee	Member	1	100%
	People & Compensation Committee	Member	5	100%
	Nominating & Governance Committee	Member	1	100%
	Other Public Boards
	Current: Li-Cycle Holding Corp.; Workhorse Group Inc.; Carbon Revolution plc
	Previous: none
	Securities held as at April 7, 2025, and April 6, 2026
			2026	2025
	Shares			1
	DSUs		77,267	44,562
	Total market value of securities		$272,756	$69,073
	Meets shareholding guidelines			On track

Douglas P. Hayhurst Age: 79 B.C., Canada Director Since: 2012 Independent	Mr. Hayhurst’s principal occupation is corporate director. Previously, Mr. Hayhurst was a Global Industry Leader with IBM Canada Business Consulting Services (consulting services) and with PricewaterhouseCoopers Management Consultants (consulting services). Prior to that, Mr. Hayhurst held various senior executive management roles with Price Waterhouse Canada including National Deputy Managing Partner (Toronto) and Managing Partner for British Columbia (Vancouver). He is Fellow Chartered Professional Accountant in British Columbia and Ontario and holds the ICD.D designation from the Institute of Corporate Directors.
	Board & Committee Membership[1]	Position	Meetings	Attendance
	Board of Directors	Member	8	89%
	Audit Committee	Chair[1]	4	80%
	People & Compensation Committee	Member	4	80%
	Nominating & Governance Committee	Member	0	-
	Other Public Boards
	Current: none
	Previous: Accend Capital Corporation; Canexus Corporation; Catalyst Paper Corporation; Northgate Minerals Corporation
	Securities held as at April 7, 2025, and April 6, 2026
			2026	2025
	Shares		5,000	5,000
	DSUs		275,527	275,527
	RSUs		27,624
	Total market value of securities		$1,087,773	$434,817
	Meets shareholding guidelines			Yes

Hubertus M. Muehlhaeuser Age: 56 Schwyz, Switzerland Director Since: 2021 Independent	Mr. Muehlhaeuser’s principal occupation is Corporate Director. Mr. Mühlhäuser is Board Chair of Kelvion Holding Ltd. (heat exchangers), FläktGroup Ltd. (air handling technology solutions), and TAKKT AG (business equipment distributor). Previously he was Chairman & CEO of Pontem Corporation (special purpose acquisition company) and CEO and Executive Director at CNH Industrial N.V. (capital goods manufacturer), CEO and Executive Director at Welbilt Inc. (food and beverage equipment) and Sr. Vice President and General Manager at AGCO Corporation (agricultural equipment).
	Board & Committee Membership[1]	Position	Meetings	Attendance
	Board of Directors	Member	9	100%
	Audit Committee	Member	1	50%
	Commercial Committee	Member	1	100%
	People & Compensation Committee	Chair	5	100%
	Nominating & Governance Committee	Member	1	100%
	Other Public Boards
	Current: TAKKT AG
	Previous: Pontem Corporation; CNH Industrial NV; Welbilt Inc.
	Securities held as at April 7, 2025, and April 6, 2026
			2026	2025
	Shares		0	0
	DSUs		110,051	77,346
	Total market value of securities		$388,480	$119,886
	Meets shareholding guidelines			On track

Marty Neese Age: 63 California, USA Director Since: 2015 Non-Independent	Mr. Neese is President & Chief Executive Officer of Ballard, a position he has held since 2025. Previously Mr. Neese was CEO of Verdagy Inc. (electrolysis and hydrogen production). He is also co-founder of Nuvosil AS (silicon recycling). Previously, he was Chief Operating Officer of Velodyne LiDAR, Inc. (autonomous vehicles) from February 2017 to October 2017. Prior to that, over the past 20 years, Mr. Neese held various executive positions at SunPower Corporation (solar power equipment and services), Flextronics (electronics manufacturing services), and Solectron Corporation (electronics manufacturing services).
	Board & Committee Membership[2]	Position	Meetings	Attendance
	Board of Directors	Member	9	100%
	Commercial Committee	Chair	1	100%
	Sustainability & Governance Committee	Member	2	100%
	Other Public Boards
	Current: none
	Previous: none
	Securities held as at April 7, 2025, and April 6, 2026[2]
			2026	2025
	Shares		11,380	10
	DSUs		165,519	154,051
	Total market value of securities		$624,453	$238,795
	Meets shareholding guidelines			On track

James Roche Age: 63 Ontario, Canada Director Since: 2015 Independent	Mr. Roche is founder, President & CEO of Stratford Group Ltd. (management consulting services), and Chair of ThinkRF Corp. (communications equipment manufacturer). Prior to that, Mr. Roche was CEO of ThinkRF Corp. from 2016 to 2025, co-founder, President & CEO of Tundra Semiconductor (semiconductor component manufacturer) from 1995 to 2006, and founding member and executive at Newbridge Networks (communications equipment manufacturer) from 1986 to 1995.
	Board & Committee Membership[1]	Position	Meetings	Attendance
	Board of Directors	Chair	9	100%
	Audit Committee	Member	5	100%
	Commercial Committee	Member	1	100%
	People & Compensation Committee	Member	5	100%
	Nominating & Governance Committee	Member	1	100%
	Sustainability & Governance Committee	Member	3	100%
	Other Public Boards
	Current: Information Services Corporation
	Previous: none
	Securities held as at April 7, 2025, and April 6, 2026
			2026	2025
	Shares		50,000	50,000
	DSUs		162,031	162,031
	RSUs		35,912
	Total market value of securities		$875,237	$328,648
	Meets shareholding guidelines			Yes

Huajie Wang Age: 47 Shandong, China Director Since: 2024 Non-Independent	Mr. Wang is Director of Strategy and Planning Department at Weichai Power Co., Ltd, (diesel engine, powertrain and hydraulic products manufacturing), Director at Weichai Honki (Japan) Technology (intelligent manufacturing, clean energy vehicle development), and Director at China National Center of Technology Innovation for Fuel Cell. Mr. Wang has a degree in Thermal Energy and Power Engineering from Shandong University, and has worked for Weichai Power as the leader in production, quality control, lab testing and strategy planning, and as General Manager at Moteurs Baudouin (marine propulsion systems).
	Board & Committee Membership	Position	Meetings[3]	Attendance
	Board of Directors	Member	2	67%
	Other Public Boards
	Current: none
	Previous: none
	Securities held as at April 7, 2025, and April 6, 2026
			2026	2025
	Shares		0	0
	DSUs		0	0
	Total market value of securities		0	0
	Meets shareholding guidelines			n/a

1 In September 2025, the SGC and Commercial Committee were merged to form the NGC. At that time, all independent board members were appointed as members of each standing committee - Audit, the NGC, and the PCC. See more information in Section 4: Committees of the Board on page 22.

2 Mr. Neese was appointed President & CEO on July 7, 2025. From that time, he ceased being an independent director and was not eligible to serve on Board committees. The information provided relates to his time and compensation he received as an independent director.

3 Mr. Wang was nominated by Weichai and appointed to the Board on August 8, 2025. Three board meetings were held after his appointment.

DIRECTOR COMPENSATION

Director Compensation Philosophy

The NGC is responsible for determining compensation for our directors and recommending changes to the Board as appropriate. In determining the appropriate level and mix of elements in directors’ compensation, the NGC is guided by the following compensation principles:

•	We target total compensation at median for similarly sized companies. Ballard director compensation is currently positioned near P50 of the market, recognizing that Ballard is positioned within our peer group, on balance, near P50 on various financial metrics. When interpreting market data and applying this data to directors, we are mindful of our positioning relative to our group and use relative adjusted positioning to inform pay decisions.
•	Equity-based pay is an important element of compensation to emphasize alignment with shareholder interests. Equity-based pay is determined based on value rather than a specified number of securities to better reflect market value at the time of grant.
•	The level of compensation must be sufficient to allow Ballard to attract and retain candidates with appropriate and relevant levels of skill, experience and expertise.
•	Compensation is reviewed regularly to ensure that it remains appropriate and is aligned with the market.

Benchmarking

The NGC compares the mix and level of compensation for Ballard directors to the mix and level for directors of the comparator group developed for benchmarking executive compensation. This peer group is representative of the regions where Ballard operates; Canada, US, and European companies exhibiting key characteristics that align with Ballard, including: a growth orientation, market capitalization, revenue, employee base, asset base, and market focus. See “Peer Group” on page 35 for further information.

The NGC retains independent compensation consultants (Hugessen) for professional advice and as a source of competitive market information. After reviewing market data and applying Ballard’s compensation principles, the NGC makes its recommendations to the Board for director compensation.

Compensation Structure

Ballard uses an annual flat fee structure for our independent directors that considers the different responsibilities of the chairs of each committee and the Board Chair, while eliminating all Board and standing committee meeting fees. A flat fee structure better aligns with the evolving role of directors and the ongoing risk, responsibility and duties of our directors throughout the year compared to a fee structure based on attendance at meetings.

Management directors (the President & CEO) and directors who are shareholder nominees appointed pursuant to agreements with Ballard are not compensated for their service as directors. However, all directors are entitled to reimbursement for travel and other reasonable expenses incurred in connection with fulfilling their duties. If a meeting or group of meetings is held on a continent other than the continent on which a director (other than management or shareholder directors) is resident, that director will receive a travel fee of CDN$2,250, in recognition of the additional time required to travel to and from the meeting. Additional meeting fees may also be paid for service on a special committee.

No changes were made to director compensation in 2025. The 2025 annual fee structure, including the cash/equity split of retainers, is shown in the following table. Amounts shown are in CDN$.

	Cash	DSUs	Total
Annual Retainer (Non-Executive Board Chair)	$90,000	$130,000	$220,000
Annual Retainer (Director)	$65,000	$100,000	$165,000
Annual Retainer (Audit Committee Chair)	$25,000	$0	$25,000
Annual Retainer (PCC Chair)	$20,000	$0	$20,000
Annual Retainer (Commercial Committee and NGC Chairs)	$15,000	$0	$15,000

Directors may annually elect to receive all of their remuneration in DSUs, at their discretion. As of 2025, directors who have met their minimum shareholding requirements may elect to receive either the DSU portion of their annual retainer, or 100% of their annual retainer, in RSUs.

2025 Director Compensation

In 2025, the following compensation was earned by our non-executive directors (amounts shown are in CDN$):

Director	Board Retainer	Committee Chair Retainer	Special Committee Retainer[1]	Travel Fees	Total Compensation
Kathy Bayless	$165,000	$25,000	$18,000	$0	$208,000
Michael Chen	-	-	-	$0	$0
Jacqueline Dedo	$165,000	$0	$36,000	$0	$201,000
Douglas P. Hayhurst	$165,000	$0	$50,000	$0	$215,000
Hubertus M. Muehlhaeuser	$165,000	$20,000	$36,000	$9,000	$230,000
Marty Neese[2]	$82,500	$7,500	$0	$0	$90,000
Jim Roche	$220,000	$0	$36,000	$0	$256,000
Huajie Wang	-	-	-	$0	$0
Janet Woodruff	$165,000	$15,000	$18,000	$0	$198,000
[1] Special committee fees were paid in the form of cash retainers for activities related to certain strategic transactions, including a committee Chair retainer. See more information in Section 4: Committees of the Board on page 1922.

[2] Mr. Neese was appointed President & CEO on July 7, 2025. As a management director from that date, he did not serve on any committees and did not receive any compensation for his service as director. The information provided relates to his time as an independent director.

Director Share Ownership Guidelines

We have minimum share ownership guidelines that apply to our directors, other than management directors (Mr. Neese, who is subject to similar guidelines for our executive officers) and directors who are shareholder nominees (Mr. Chen and Mr. Wang).

The share ownership target for non-management directors is 3 times the prevailing annual board retainer inclusive of cash and equity and excluding committee chair retainers. Directors have six years from the date that they are first elected to the Board to comply with this minimum share ownership guideline. Any DSUs or RSUs that a director receives as payment for all or part of their annual retainer will be credited towards calculating achievement of the minimum share ownership requirements.

The value of Shares and DSUs/RSUs held by directors is measured on or about December 1st of each year based on the greater of: (1) the market value of Ballard’s shares on that date; or (2) the purchase price actually paid by the director for such Shares or the value of DSUs or RSUs received by the director when granted.

Following is a table showing non-executive director shareholdings as of November 26, 2025:

Director	Shares	DSUs	Value	Target Value	Time Remaining (years)
Kathy Bayless	1,000	91,753	$363,592	$495,000	2.5
Michael Chen[1]	0	0	$0	0	n/a
Jacqueline Dedo	1	62,661	$245,635	$495,000	4.5
Douglas P. Hayhurst	5,000	275,525	$1,099,657	$495,000	Achieved
Hubertus M. Muehlhaeuser	0	95,445	$374,144	$495,000	2.5
Jim Roche	50,000	162,031	$831,162	$660,000	Achieved
Huajie Wang[1]	—	—	$0	0	n/a
Janet Woodruff[2]	—	62,661	$639,315	$495,000	Achieved

All our non-executive directors have met or exceeded the share ownership target, other than Ms. Bayless, Ms. Dedo, and Mr. Muehlhaeuser, who are still within the six-year period following the date of their appointment for meeting the target.

The number of shares and DSUs owned or controlled by each director as at April 6, 2026, and April 7, 2025, as well as their total market value, can be found in “Director Profiles” starting on page 12. Additional information for Mr. Neese is on page 44.

Director Share-Based Compensation

We do not issue share options to directors. DSUs are granted quarterly and vest immediately as they are issued in respect of remuneration that would have otherwise been paid in cash. DSUs cannot be redeemed until such time as the director leaves the Board, and their value on redemption will be based on the value of Shares at that time. RSUs will be granted within the calendar year in which the compensation is earned, on December 15. The Restriction Period for director RSUs is the earlier of 1 year from grant, or the last day the director serves on the board, following which they will be redeemed for Shares.

No incentive plan awards vested, or were earned by, our directors during the year ended December 31, 2025.

Outstanding Share-Based Awards and Option-Based Awards (as of December 31, 2025)
	Option-Based Awards	Share-based Awards
Name	Securities Underlying Unexercised Options	RSUs	Market/payout value of unvested RSUs[1]	DSUs	Market/payout value of vested DSUs not paid out or distributed[1]
Kathy Bayless	0	0	$0	98,896	$346,136
Michael Chen[2]	0	0	$0	0	$0
Jacqueline Dedo	0	0	$0	69,804	$244,314
Douglas P. Hayhurst	0	27,624	$96,685	275,527	$964,344
Hubertus M. Muehlhaeuser	0	0	$0	102,588	$359,058
Marty Neese	0	0	$0	165,519	$579,317
James Roche	0	35,912	$125,691	162,031	$567,108
Huajie Wang[2]	0	0	$0	0	$0
Janet Woodruff	0	0	$0	138,696	$485,436
[1]	Calculated by multiplying the number of unvested RSUs/vested DSUs by the closing price of the underlying Shares on the TSX as at December 31, 2025.
[2]	As Weichai nominees, Mr. Chen and Mr. Wang were not compensated for their service as directors.

Directors are not permitted to hedge the market value of Ballard securities they hold. Directors are also generally prohibited from (a) buying or selling puts or calls of Ballard securities; (b) short selling Ballard securities; or (c) purchasing Ballard securities on margin or pledging them as collateral for a loan.

SECTION 4: CORPORATE GOVERNANCE

CORPORATE GOVERNANCE AT A GLANCE

Our Board and senior management consider good corporate governance to be central to our effective and efficient operation. We monitor corporate governance initiatives as they develop and benchmark industry practices to ensure that we are complying with applicable corporate governance rules.

What We Do
✓	Independent board and committees – 5 of our 8 director nominees are independent and our committees are composed of independent directors
✓	Separate Board Chair and CEO – the Chair and CEO are separate positions and the Chair is an independent director
✓	Majority voting for directors – the Board adopted a majority voting policy in 2008
✓	Diverse board – Our Board represents a diverse mix of skills, backgrounds and experience. Currently, 25% of our directors are women
✓	No overboarding of directors – Directors may sit on no more than five public company boards, and directors who are also CEOs may sit on no more than two public company boards in addition to their own company board
✓	In camera sessions – Independent directors meet without management present at each Board and committee meeting
✓	Director term limits – directors may serve on the Board for a maximum of 15 years
✓	Board succession – We annually review director skills sets and retirement plans as part of our Board succession planning and process
✓	Board evaluation – Our directors formally evaluate the effectiveness of the Board and its committees, as well as the performance of all individual directors (including the Board Chair) on an annual basis
✓	Director orientation and education – We have a formal orientation process for new directors, and an ongoing education program for the Board
✓	Related party transactions – our Audit Committee is responsible for review and approving any significant related party transactions
✓	Risk oversight – Our Board and committees oversee our risk management program and strategic, financial, and operational risks
✓	Enterprise risk management – We conduct an annual enterprise risk and materiality mapping analysis
✓	Code of ethics – Our directors, officers and employees must comply with our code of ethics and other key policies, and confirm their compliance every year
✓	Independent advice – Each committee has full authority to retain independent external advisors to help it carry out its duties and responsibilities
✓	Say on pay – We have held an advisory vote on our approach to executive compensation every year since 2011

What We Don’t Do
✗	No slate voting – Our directors are individually elected
✗	No management directors on committees – Our management director does not sit on any committee
✗	No nominee directors on committees – Our nominee directors do not sit on any committee
✗	No options grants to directors – We do not grant options to directors
✗	No monetizing or hedging – No director, executive or employee can monetize or hedge our shares or equity-based compensation

BOARD GOVERNANCE

Our Corporate Governance Policies provide for Board composition and director qualification standards, tenure and term limits, director responsibilities, the form and amount of director compensation, director orientation and continuing education, succession planning, and performance evaluation of the Board.

The Board operates under a formal mandate (a copy of which is attached as Appendix “A”), which sets out its duties and responsibilities, including matters such as corporate strategy, fiscal management and reporting, selection of management, legal and regulatory compliance, risk management, cybersecurity, external communications and Board effectiveness. The Board has also established terms of reference for the Board Chair, committee chairs, and individual directors that set out the directors’ individual responsibilities and duties. Terms of reference are also established for the CEO. These terms of reference and our Corporate Governance Policies serve as a code of conduct with which each director is expected to comply.

In addition, we have a Board-approved Code of Ethics, which applies to all members of the Board, as well as our officers and employees. This document is reviewed annually and updated or revised as necessary. Annually, all employees of Ballard and our subsidiaries globally, and the Board, are required to formally acknowledge they have read, reviewed and comply with the Code of Ethics and other key policies. A compliance report is then presented to the NGC and Board.

Copies of our Corporate Governance Policies, the Board mandate, Chair and director terms of reference, and our Code of Ethics can be found on our website (www.ballard.com/investor-hub).

Ballard complies with all applicable Canadian and U.S. corporate governance rules, regulations and policies, including those of the Canadian Securities Administrators, the SEC, the TSX and NASDAQ.

Board Independence and Director Responsibilities

We assess director independence in accordance with the criteria established by the TSX and NASDAQ, and by applicable Canadian and US rules and regulations, including the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). Ballard’s policies require a majority of the Board’s members to be independent, as well as the Board Chair. In addition, all committee members must be independent. The Board evaluates the independence of each director based on information updated annually through a comprehensive questionnaire.

Marty Neese, our President & Chief Executive Officer, is not independent. While our Weichai nominees, Mr. Chen and Mr. Wang, are considered independent under applicable Canadian rules, they are not independent pursuant to NASDAQ rules and we have identified them as non-independent.

The Board has established a guideline for outside public board service. Directors may sit on no more than five public company boards, including Ballard’s Board; and directors who are CEOs (or hold similar positions) may sit on no more than two public company boards in addition to their own company’s board. In calculating service on public company boards, service on a board of a company affiliated with the director’s employer is not included. Currently all of our Board members comply with this guideline. We also conduct an annual review of the other corporate boards on which our directors sit and have determined that currently there are no board interlocks with respect to our directors.

Director Term Limits

Director Term Limits
Other Mechanisms for Board Renewal
Age Limit	Tenure Limit[1]
No	15 years	No other mechanisms for Board renewal adopted
[1]	These provisions do not apply to the President & Chief Executive Officer in their role as a Board member.

Directors are elected yearly at our annual shareholders meeting and serve on the Board until the following annual shareholders meeting, at which time they either stand for re-election or leave the Board. If no meeting is held, each director serves until his or her successor is elected or appointed, unless the director resigns earlier.

Independent directors (excluding nominee directors) are expected to serve on at least one committee of the Board. The NGC is tasked with ensuring a rotation of committee members and chairs to broaden the experience and skills of each member of the Board and ensure an appropriate mix of experience and expertise in respect of the various roles of the Board and its committees.

Board Meetings

The Board meets on a regularly scheduled basis and directors are kept informed of our business and operations at meetings of the Board and its committees, and through reports by and discussions with management and committee chairs. The Board met nine (9) times during 2025. The independent directors held in camera sessions during each meeting, without management present.

The Board Chair is responsible for organizing and setting the frequency of Board meetings and sets the agenda for each Board meeting. The Board Chair is also responsible for ensuring the appropriate organization, content and flow of information to the Board and that all concerns of the directors are addressed.

Committees of the Board

The Board currently has three standing committees: (1) the Audit Committee; (2) the People & Compensation Committee (PCC); and (3) the Nominating & Governance Committee (NGC).

In September 2025, the Sustainability & Governance Committee (SGC) and Commercial Committee were merged to form the NGC. At that time, all independent board members were appointed as members of each of the standing committees. As a result, Ms. Bayless joined the PCC for two meetings in the year; Ms. Dedo and Mr. Muehlhaeuser joined the Audit Committee for two meetings and all independent directors joined the NGC for one meeting. Mr. Neese attended all Commercial Committee and SGC meetings prior to his appointment as President & CEO in July 2025 and ceased to serve on any Board committees from that date.

The following chart sets out the members of our standing committees and their meeting attendance in 2025:

	Audit Committee	PCC	NGC	SGC	Commercial Committee
Kathy Bayless	5/5 (Chair)	5/5	1/1	3/3
Jacqueline Dedo	1/1	5/5	1/1		1/1
Douglas P. Hayhurst[1]	4/5	4/5	0/1
Hubertus M. Muehlhaeuser	1/1	5/5 (Chair)	1/1		1/1
Marty Neese				2/2	1/1 (Chair)
James Roche	5/5	5/5	1/1	3/3	1/1
Janet Woodruff	5/5	5/5	1/1 (Chair)	3/3 (Chair)	1/1
[1]	Mr. Hayhurst was unable to attend the December Audit Committee, PCC, and NGC meetings due to a family medical emergency.

The members of these committees are all independent. Management directors and directors who are appointed by shareholders pursuant to agreements with Ballard are not eligible to serve on Board committees. After the Meeting, we will reconstitute the standing committees to reflect the newly elected Board.

Each committee has a mandate that sets out its scope, duties, and responsibilities, which is reviewed annually. Committee performance is assessed annually through a process overseen by the Board. Each committee reports on the activities to the Board on a regular basis. A description of the composition and responsibilities of each standing committee is shown in the tables below.

Audit Committee
Meetings Held in 2025	5
Members	Kathy Bayless (Chair), Douglas P. Hayhurst, James Roche, Janet Woodruff, Jacqueline Dedo (Sept - Dec), Hubertus M. Muehlhaeuser (Sep - Dec)
Committee Mandate	The Audit Committee mandate is posted on our website (www.ballard.com/investor-hub). The mandate and further information regarding the committee can also be found in our Annual Information Form dated March 9, 2026, which is incorporated by reference into this Circular.
Qualifications	Members of the Audit Committee must be independent directors and be financially literate. At least one member must qualify as a “financial expert” under applicable US laws and regulations. Ms. Bayless, Mr. Hayhurst, and Ms. Woodruff qualify as Audit Committee financial experts.
Key Responsibilities

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities regarding:

•

the integrity of Ballard’s accounting and financial reporting;

•

Ballard’s systems of internal controls over financial reporting;

•

the independence and performance of Ballard’s external and internal auditors;

•

the identification and management of Ballard’s risks;

•

Ballard’s cybersecurity risk program and monitoring cybersecurity policies and procedures;

•

Ballard’s whistleblower reporting processes;

•

Ballard’s financial policies; and

•

the review and approval of related party transactions.

People & Compensation Committee
Meetings Held in 2025	5
Members	Jacqueline Dedo, Douglas P. Hayhurst, Hubertus M. Muehlhaeuser (Chair), James Roche, Janet Woodruff, Kathy Bayless (Sep - Dec)
Committee Mandate	The PCC mandate is posted on our website (www.ballard.com/investor-hub).
Qualifications	Members of the PCC are independent directors and have extensive compensation-related experience as senior executives (past and present) and members of the board of directors and compensation committees of other public and private corporations.
Key Responsibilities

The PCC is responsible for assisting the Board in fulfilling its oversight responsibilities regarding certain people, culture and compensation matters, including:

•

the selection, compensation, retention, development and evaluation of executive officers, as well as executive succession planning;

•

oversight of key talent management and people-related strategies and practices;

•

the design of equity-based compensation plans; and

•

the assessment of compensation risk.

Nominating & Governance Committee
Meetings Held in 2025	1 (The SGC held 3 meetings before the NGC was formed)
Members	Kathy Bayless, Jacqueline Dedo, Douglas P. Hayhurst, Hubertus M. Muehlhaeuser, James Roche, Janet Woodruff (Chair)
Committee Mandate	The NGC mandate is posted on our website (www.ballard.com/investor-hub).
Qualifications	Members of the NGC are independent directors.
Key Responsibilities

The NGC is responsible for assisting the Board in fulfilling its oversight responsibilities regarding existing or prospective key partners and certain governance matters, including:

•

Oversight of commercial strategy and material agreements with key partners;

•

Oversight of corporate governance, including governance policies, Board composition and succession, director nominations, and evaluations;

•

Oversight of non-executive director compensation and share ownership guidelines;

•

Oversight of sustainability matters; and

•

Monitoring health, safety, environmental performance, and stakeholder engagement.

In November 2024, the board struck a special committee tasked with reviewing strategic alternatives given the multi-year push out for hydrogen adoption. The original members of the committee are Douglas P. Hayhurst (Chair), Jacqueline Dedo, Hubertus M. Muehlhaeuser, and James Roche. In October 2025, the Board appointed Ms. Bayless and Ms. Woodruff to the committee, as well. The committee is expected to complete its mandate in 2026.

Shareholder Feedback and Communications

Our directors and managers recognize the benefits that come from a robust dialogue with shareholders and other relevant parties. We maintain an ongoing dialogue with our shareholders around our growth strategy, market positioning, financial performance, ESG practices, executive compensation, and corporate governance. Throughout the year, members of our Investor Relations team and leaders of our business engage with our shareholders to seek their input and feedback, to remain well-informed regarding their perspectives and to help increase their understanding of our business.

Shareholders are able to send a message to our Investor Relations team directly at investors@ballard.com, ensuring that Ballard as an organization is accessible to all investors. We also have an e-mail process for shareholders to communicate directly with the Board. Shareholders who wish to can send a message to the Board Chair at boardofdirectors@ballard.com. The email address is also available on our website (www.ballard.com/contact-us). A summary of shareholder feedback that is received by us is provided to the Board.

Periodically, and as needed, delegated independent directors meet with institutional investors or their representatives and proxy advisors. Changes to corporate governance and executive compensation reflected in part feedback received during these meetings.

Board Orientation and Education

We have established a formal director orientation program. Upon joining our Board, each director receives an orientation regarding our business. Such orientation includes site visits to our manufacturing facilities, presentations regarding our business, technology and products, and access to digital resources that contain various reference documents and information.

The Board believes that continuing education is important for the development of the Board as a whole and for each individual director. The NGC reviews, approves and reports to the Board on an annual education calendar prepared with input from management. Continuing education is offered by way of:

•	regular management presentations at Board and committee meetings on business and operations;
•	educational presentations from management on various topics relating to our industry, business, strategy, markets, competitive position, customers, projects, technology, products, services, operations, employee relations, investor relations and risks;
•	guest speakers who are invited to speak to the Board on various topics, such as the hydrogen and fuel cell industry, new technologies, government policy, regional markets, geopolitics, capital markets, ESG, and cybersecurity;
•	circulation of information from external experts regarding material industry developments and other topical subject matters;

•	distribution of written materials that may be of interest to the Board, which are published in newspapers, journals, magazines and periodicals, or released by law firms and accounting firms, are routinely sent to directors between quarterly meetings, or as supplemental materials in preparation for Board and committee meetings;
•	an online portal through which directors can access research and educational materials on a wide variety of topics;
•	attendance at industry conferences and other events;
•	participation in online conferences and education programs provided by NACD, ICD and other providers; and
•	frequent opportunities for Board members to meet and interact with members of our management team and employees.

Board and Director Performance Evaluations

The Board annually conducts an evaluation and review of its performance during the past year. The evaluation is conducted through a process determined from time to time by the NGC which elicits responses from individual directors on a confidential basis regarding performance and effectiveness of the Board and individual directors. The process may include the completion of a questionnaire by all the directors as well as individual director self-evaluations and peer evaluations. The NGC presents the summary results to the full Board, which then determines appropriate actions and changes to improve overall Board effectiveness.

In 2025, the process included completion of a confidential survey by each director. The survey included focused questions relating to Board support for the CEO during the leadership transition; overall effectiveness; effectiveness of stakeholder engagement efforts; and Board focus and allocation of time at meetings. A written summary of the survey results was presented to the NGC. The Committee Chair then led a facilitated discussion with directors regarding the results and related recommendations.

The Board also identifies a list of focus priorities each year. The NGC and the Board regularly monitor progress against these priorities throughout the year.

SECTION 5: EXECUTIVE COMPENSATION

A MESSAGE FROM THE PEOPLE AND COMPENSATION COMMITTEE CHAIR

Dear Shareholder,

On behalf of the Board, I am pleased to share with you an overview of our approach to executive compensation that allows us to attract, retain, and motivate exceptional executive talent.

Objectives and Philosophy

The Board oversees Ballard’s executive compensation program to ensure alignment with shareholder interests. This includes benchmarking against relevant peers, monitoring best practices, engaging independent advisors, and seeking shareholder input through an advisory “say-on-pay” vote.

Ballard’s Strategic Realignment & Recent Compensation Considerations

Ongoing challenges in hydrogen development and fuel cell adoption led to a strategic realignment focused on disciplined growth, stronger execution, and improved financial performance.

In 2024 and 2025, we streamlined the executive team and welcomed a new President & CEO, Marty Neese. During this time, the PCC refined the executive pay peer group and reaffirmed pay structure and performance measures. Recognizing that Marty was recruited from an existing role, he received a one-time cash signing award paid monthly over 36 months and a one-time PSU award tied to transformation objectives.

The PCC, supported by Hugessen, regularly reviews compensation risk. A formal review by Hugessen in late 2025 identified no material risks. The Committee will continue to monitor programs to maintain high governance standards.

Highlights of 2025 Corporate Performance and Compensation

Ballard achieved a Corporate Scorecard Multiplier of 104%, reflecting strong performance across most STIP metrics, with the exception of new order intake falling below the threshold achievement value. We exceeded targets for revenue, contribution margin, and cost discipline while maintaining a strong balance sheet.

Key achievements included:

•	Advancing small core product development ahead of schedule and under budget.
•	Securing major commercial contracts, including the supply of fuel cell engines totaling 6.4 MW to eCap Marine GmbH for deployment on marine vessels in Europe; and an agreement with New Flyer for the supply of fuel cell engines totaling 50 MW for hydrogen fuel cell buses in North America.

2023 PSU grants vested at 89% of target, with above-target performance in relative TSR offsetting lower cumulative revenue.

2025 CEO Pay

CEO total direct compensation, pro-rated from date of appointment of July 7, 2025, was USD$913,481, versus a target of USD$875,275. Following recent changes, CEO target compensation decreased from CDN$3,250,000 in 2024 to USD$1,800,000 in 2025, excluding one-time awards.

In closing we appreciate your continued support of Ballard and look forward to you joining us virtually at the Meeting.

Sincerely,

“Hubertus M. Muehlhaeuser”

Hubertus M. Muehlhaeuser

People & Compensation Committee Chair

EXECUTIVE COMPENSATION GOVERNANCE

Compensation Framework

Our executive compensation programs are structured to ensure alignment between pay and performance and ensure adherence to governance best practices. The table below outlines the best practices the PCC uses for our compensation programs:

What We Do		What We Don’t Do
✓	Provide a meaningful part of pay which is “at risk” and contingent upon both corporate and individual performance	✗	No repricing or offering of stock options
✓	Use caps on each performance metric to ensure payout opportunities for incentive plans have a ceiling	✗	Do not provide tax gross-ups
✓	Benchmark pay mix and levels to other peers of comparable size and operations	✗	Do not modify in-flight LTIP to reflect updated plans
✓	Have share ownership guidelines to align executive interests with Shareholders	✗	Do not provide a pension
✓	Utilize multiple time horizons when evaluating and measuring corporate performance	✗	Do not provide excessive executive perquisites
✓	Have clawback and anti-hedging rules and policies in place to mitigate risk	✗	Do not provide financial assistance or loans to executives for any purpose
✓	Upon a change of control, apply a “double trigger” in executive employment agreements so that severance payments are only due if employment is also effectively terminated	✗	Do not provide excessive executive severance
✓	Retain an independent advisor who reports directly to the PCC
✓	Provide Shareholders an opportunity to have their say on executive pay decisions through an annual advisory vote

Advisors to the People & Compensation Committee

Ballard’s PCC has engaged Hugessen as its compensation consultant since 2022. The following table sets out the fees paid to Hugessen during each of the two most recently completed financial years. “All Other Fees” reflect fees paid to Hugessen for advice provided to the NGC related to director compensation matters.

	Executive Compensation Related Fees ($CAD)	All Other Fees ($CAD)	Total Fees ($CAD)
2025	$248,210	$17,040	$265,250
2024	$245,185	$3,275	$248,460

Compensation Risk Considerations

The PCC and Board believe that the risk associated with our compensation practices is relatively low. Nonetheless, the PCC and Board monitor these practices closely to ensure that they do not encourage behaviors that expose Ballard to greater risk.

The PCC and Board consider the risks associated with Ballard’s compensation policies and practices are mitigated by:

•	its evaluation of the impact of each compensation component on management behaviour:

◦	total compensation levels are set relative to median of a comparator group of companies that are broadly comparable to Ballard (with consideration placed on company size and delivery of target performance);

◦	base salary is set relative to median and at levels which the PCC considers unlikely to create inappropriate risks;

◦	for short-term cash incentives, the potential risks are evaluated as low as the plan uses multiple metrics in the annual corporate multiplier, both quantitative and qualitative (described above) and maximum earnings available under each component of the plan are capped;

◦	the use of long-term incentives minimizes short-term or inappropriate risk-taking by linking value to long-term share price performance, and

◦	the long-term equity-based incentive programs are evaluated as low risk in structure, in part due to the mix of PSU and RSU awards with overlapping terms and vesting / performance periods, and/or performance-based vesting conditions for PSUs that are generally consistent with public company risks;

•	ensuring the PCC and Board mandates reflect appropriate accountabilities, oversight and controls on Ballard’s compensation policies and practices, especially as they relate to executive compensation including the use of informed business judgement as required to evaluate corporate performance and determine executive payouts; and

•	working with independent external consultants to stress test each compensation component, to ensure boundary conditions are reasonable and do not produce unexpected or unintended financial windfalls.

Hugessen undertook a review of Ballard’s plans and programs and worked to identify any areas that should be addressed or considered from a risk perspective. The PCC and Board have not identified any risks arising from the compensation policies and practices that are reasonably likely to have a material adverse effect on Ballard.

Share Ownership Guidelines and Share Trading Policy

Our minimum share ownership guidelines require each executive officer to own a minimum value of our Shares expressed as a multiple of prevailing base salary as set out below.

Position	Multiple of Base Salary
President & CEO	3.0x
CFO	2.0x
Other Executives	1.0x

DSUs held by executives are included in their shareholdings; PSUs, RSUs and options held by executives are not. The value of Shares and DSUs held by executives is measured on or about December 1st of each year based on the greater of: (1) the market value of Ballard’s Shares on that date; or (2) the purchase price actually paid by the executive for such Shares or the value of DSUs or Shares received by the executive when granted. All our executive officers have met or are on track to meet the applicable guidelines. Executives have five years from their executive start date in which to meet these requirements.

Executive Clawback Provisions

Effective March 26, 2024, executives are subject to an updated compensation clawback policy that governs the recovery of incentive-based compensation from executive officers:

•	In connection with a restatement of the financial results of the Corporation, or

•	When the Board, in its judgment after reviewing relevant facts and circumstances, determines that an executive engaged in misconduct (as defined in the policy).

The policy applies to the Corporation’s current and former executive officers, as determined by the PCC in accordance with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC and

NASDAQ. It applies to incentive-based compensation during the three fiscal years preceding the date on which the Corporation is required to prepare an accounting restatement to correct a material error, or preceding the determination by the PCC that the executive officer has engaged in misconduct.

Recovery of erroneously awarded compensation in connection with a financial restatement is on a “no fault” basis, without regard to whether any misconduct occurred or an executive officer’s responsibility for the erroneous financial statements.

Anti-Hedging Policy

Executives and directors are not permitted to hedge the market value of Ballard securities granted to them as compensation or otherwise held, directly or indirectly, by them. They are also generally prohibited from (a) buying or selling puts or calls of Ballard securities; (b) short selling Ballard securities; or (c) purchasing Ballard securities on margin or pledging them as collateral for a loan.

Executive Team Demographics

We currently have six executives, including two women, representing 33% of our executives.

As of April 6, 2026
	Number	%	Target	Target Date	Status
Women in executive officer positions	2	33%	N/A	N/A	N/A

Ballard does not have a target number of women executive officers. Given the small size of its executive team, Ballard believes that implementing targets would not be appropriate. However, in its hiring practices, Ballard considers the number of women and other diverse candidates in executive officer positions and the desirability of achieving an appropriate level of representation. The PCC and Board annually review executive succession plans and emerging leadership candidates, including a review of demographic information to ensure the correct focus on diversity.

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officers

This section discusses the elements of compensation earned by our “Named Executive Officers” (or “NEOs”) as of December 31, 2025.

Marty Neese	Randy MacEwen	Kate Igbalode	Kevin Colbow	David Mucciacciaro	Lee Sweetland

President & Chief Executive Officer	Former President & Chief Executive Officer	Senior Vice President & Chief Financial Officer	Senior Vice President & Chief Technology Officer	Senior Vice President & Chief Commercial Officer (former)	Senior Vice President & Chief Operating Officer

The total market value of securities is calculated using the Canadian dollar closing price of the Shares underlying the equity holdings on the TSX on December 31, 2025 and 2024, respectively. The value of PSUs shown below assume a 1x performance multiplier.

NEO Total Compensation Summary

	Total Compensation		Target Pay Mix

Marty Neese[1]
President & Chief		2025	2024	% Change	% Pay Mix
Executive Officer	Base Salary	$299,913	-	-	11%
	STIP	$335,334	-	-	12%
Time in role:	LTIP	$2,158,695	-	-	77%
< 1 year	Other	$175,916	-	-	N/A
	Total	$2,969,858	-	-

California, USA	Equity Holdings as at December 31
			2025		2024
	Shares		10		10
	PSUs[2]		860,293		0
	RSUs[2]		66,176		0
	DSUs		165,519		138,328
	Total market value of securities		$3,821,993		$330,628
	[1] Mr. Neese was appointed President & Chief Executive Officer on July 7, 2025, and his salary is prorated for 2025.
	2 Mr. Neese was granted a prorated 2025 LTIP award, and a one-time transformation incentive award of PSUs, upon appointment as CEO on July 7, 2025. The granting of these awards was delayed until March 11, 2026. To provide the intended value of these grants at the time of Mr. Neese’s hire, the number of PSUs and RSUs granted was equivalent to the number he would have received on July 7, 2025, and has been included in the 2025 LTIP value and 2025 equity holdings as of December 31, 2025. See the “Executive Compensation Tables” starting on page 48 for more details.

	Total Compensation		Target Pay Mix

Randy MacEwen[2]
Former President &		2025	2024	% Change	% Pay Mix
Chief Executive Officer	Base Salary	$333,929	$639,589	(48)%	13%
	STIP	$352,500	$497,250	(29)%	13%
Time in role:	LTIP	$1,950,000	$1,950,000	—%	74%
11 years	Other	$2,931,241	$55,409	5190%	N/A
	Total	$5,567,670	$3,142,248

BC, Canada	Equity Holdings as at December 31
			2025		2024
	Shares		n/a		331,404
	PSUs		0		589,426
	RSUs		0		151,928
	Options		0		114,229
	DSUs		0		148,046
	Total market value of securities		n/a		$3,190,728
	[2] Mr. MacEwen served as President & Chief Executive Officer until his resignation on July 7, 2025.

	Total Compensation		Target Pay Mix

Kate Igbalode
Senior Vice President &		2025	2024	% Change	% Pay Mix
Chief Financial Officer	Base Salary	$363,130	$343,668	6%	41%
	STIP	$226,382	$176,566	28%	26%
Time in role:	LTIP	$296,461	$191,507	55%	33%
1.5 years	Other	$72,801	$63,161	15%	N/A
	Total	$958,774	$774,902

Washington, USA	Equity Holdings as at December 31
				2025	2024
	Shares			9,983	5,756
	PSUs			173,113	46,083
	RSUs			95,350	55,966
	Options			7,740	7,740
	Total market value of securities			$1,001,650	$276,152

	Total Compensation		Target Pay Mix

Kevin Colbow
Senior Vice President &		2025	2024	% Change	% Pay Mix
Chief Technology	Base Salary	$390,404	$344,929	13%	40%
Officer	STIP	$300,430	$203,001	48%	31%
	LTIP	$280,000	$246,960	13%	29%
Time in role:	Other	$47,193	$40,260	17%	N/A
6 years	Total	$1,018,027	$835,150

BC, Canada	Equity Holdings as at December 31
			2025		2024
	Shares		72,144		72,144
	PSUs		184,468		73,556
	RSUs		51,596		19,062
	Options		45,339		59,595
	DSUs		19,612		19,612
	Total market value of securities		$1,306,058		$583,085

	Total Compensation		Target Pay Mix

David Mucciacciaro[3]
Senior Vice President &		2025	2024	% Change	% Pay Mix
Chief Commercial	Base Salary	$316,473	$420,947	(25)%	37%
Officer (former)	STIP	$236,777	$231,239	2%	28%
	LTIP	$296,461	$296,461	—%	35%
Time in role:	Other	$633,043	$91,910	589%	N/A
3.5 years	Total	$1,482,754	$1,040,557

Michigan, USA	Equity Holdings as at December 31
			2025		2024
	Shares		n/a		2,476
	PSUs		0		80,323
	RSUs		0		52,221
	Options		0		0
	Total market value of securities		n/a		$322,697
	[3] Mr. Mucciacciaro served as Sr Vice President & Chief Commercial Officer until his resignation on September 30, 2025.

	Total Compensation		Target Pay Mix

Lee Sweetland[4]
Senior Vice President &		2025	2024	% Change	% Pay Mix
Chief Operating Officer	Base Salary	$325,000	$273,994	19%	41%
	STIP	$240,655	$150,947	59%	30%
Time in role:	LTIP	$227,500	$164,431	38%	29%
1.5 years	Other	$41,354	$239,967	(83)%	N/A
	Total	$834,509	$829,339

Michigan, USA	Equity Holdings as at December 31
			2025		2024
	Shares		33,660		14,418
	PSUs		138,163		45,000
	RSUs		39,948		47,158
	Options		36,835		43,502
	Total market value of securities		$870,123		$358,688
	[4] Mr. Sweetland was appointed Senior Vice President & Chief Operating Officer on January 1, 2025. He previously served as Senior Vice President & Chief Transformation Officer.

As noted above, Mr. MacEwen and Mr. Mucciacciaro departed the Corporation in 2025. Their “Other” compensation for 2025 includes severance payments. See “Termination and Change of Control Benefits” starting on page 50 for further details.

HOW EXECUTIVE COMPENSATION IS DETERMINED

The PCC reviews and approves executive officers’ compensation and benefits plans, including our annual bonus plan and our long-term equity-based compensation plans. As part of its mandate, the PCC:

Market Analysis & 2025 Executive Compensation Program Changes

Hugessen has provided the PCC independent advice since 2022. Over the years, the PCC, working with Hugessen, has approved a number of adjustments that are reflected in our current plans today.

Peer Group & Philosophy: The PCC, working with Hugessen, conducted a refresh of the peer group to select peers that fall within a relevant and applicable size to Ballard. The following bankrupt companies were removed from the peer group: (1) Nikola Corporation, (2) SunPower and (3) Lion Electric. In addition, the following companies were removed for sizing purposes: (4) Bloom Energy, (5) thyssenkrupp nucera, (6) SMA Solar, (7) ChargePoint Holdings and (8) Ebusco. Finally, the following companies were added to the peer group as they fall within an appropriate range of Ballard’s size: (1) Eos Energy, (2) Kraken Robotics, (3) Ceres Power, (4) Energy Vault and (5) Electrovaya. The refreshed comparator group is also more representative of the regions and businesses where Ballard operates. It represents a suitable mix of Canadian, US and European companies exhibiting key characteristics that align with Ballard, including: a growth orientation, market capitalization, revenue, employee base, asset base and business sector focus. At the time the peer group was approved, Ballard was positioned, on balance, near P50 on key sizing metrics relative to this peer group; therefore, the PCC takes a considered approach when interpreting and evaluating the market data. Our philosophy relative to the peer group is to align pay on a basis that considers Ballard’s relative size compared to peers and so currently results in target positioning between P25 and P50 of our peers.

Base Salary: Hugessen benchmarked Ballard’s executive compensation against the refreshed comparator group and presented its analysis to the PCC in 2025. Based on the results of the benchmarking, and given a variety of factors, including the relative size of Ballard to the comparator companies, the Corporation’s performance relative to the comparator group, individual executive role and experience, and internal pay equity, executive base salaries were not increased in 2025, other than to reflect increases in responsibilities.

Short-Term Incentive Plan: The weighting of our annual corporate performance metrics changed slightly from 2024, with the financial component weighted at 70% (vs. 60% in 2024) and the strategic metrics weighted at 30% (vs. 40% in 2024).

Long-Term Incentive Plan: Starting in 2023, LTIP grants comprise 75% PSUs subject to multi-year performance criteria and 3-year cliff vesting, and 25% RSUs subject to time vesting. Also starting in 2023, options no longer form a part of our executive LTIP. For PSU grants, performance vesting will be based on two metrics that are equally weighted: (i) cumulative revenue during the three-year vesting period, consistent with the Corporation’s strategic plan, and (ii) relative total shareholder return (rTSR) against a defined comparator group.

Currency Approach: The approved peer group includes companies that are headquartered internationally, as a result we convert all data to a common currency (Canadian) using a three-year average to smooth currency volatility.

Highlights of Our Executive Compensation Policy

Our compensation philosophy focuses on creating shareholder value, paying for performance and effective risk management. Our objective is to pay competitively in the markets in which we compete for talent, while also aligning compensation with value created for shareholders.

The PCC targets our compensation at median for similarly sized companies. For 2025, the PCC generally positioned Ballard executive compensation between P25 and P50 of the market, recognizing within our peer group that Ballard is currently positioned near P50 on various scoring metrics. When interpreting market data and applying this data to executive positions, we are mindful of our positioning relative to our group and use relative adjusted positioning to inform pay decisions.

Objectives	How We Achieve It
Attract and Retain

Paying compensation, including salaries, which are competitive in the markets in which we compete for executive talent

Long-term incentives vesting over multiple years which encourages executive retention

Motivate

Directly linking bonuses to annual performance measures that are tied to our corporate strategy to motivate short-term performance

Delivering a majority of long-term incentives contingent on achieving sustained performance consistent with our corporate strategy

Align	Delivering a significant portion of total compensation in long-term incentives that are tied to shareholder value creation Requiring executive officers to hold a meaningful equity ownership in Ballard

The Use of Benchmarking

Our overall compensation objective is to target pay competitively among our peer group and considers our relative size positioning near P50 of our comparator group. Over- achievement or under-achievement will result in actual payments for performance-based compensation being over or under the targeted amounts. Pay level setting for executives considers relevant factors such as role, experience, tenure, and performance of the individual. Considering these factors, target compensation for Ballard’s executive team varies around the 25th percentile to median, which the Committee considers to balance the size and complexity of the roles and the need to attract and incentivize Ballard’s executives.

The PCC reviews the composition of the comparator group annually and updates it as required. Benchmarking for a company of Ballard’s size and stage of business is particularly challenging as our industry is nascent and there are few companies directly comparable. Many of the direct competitors in our industry are private or smaller fuel cell companies that are publicly traded. By contrast, companies in broader comparator groups, such as industrials and technology companies, are often significantly larger revenue companies that provide similarly inappropriate benchmarks. In determining the appropriate comparator group, the PCC utilizes benchmarking as a key input and considers several factors detailed below, including the labor markets in which we compete for executive talent. We note Ballard is focusing on sustainable commercial success of its products, consistent with many peers included in our peer group; therefore, we feel these peers best represent a market in which we compete for talent.

Peer Group

In June 2025, the PCC reviewed and approved the peer group which included the adjustments: (1) the removal of Bloom Energy, thyssenkrupp nucera, SMA Solar, ChargePoint Holdings, Ebusco, Nikola Corporation, SunPower and Lion Electric and; (2) the inclusion of Eos Energy, Kraken Robotics, Ceres Power, Energy Vault and Electrovaya. The PCC focused on ensuring that peers fall within a relevant and applicable size to Ballard. This peer group is representative of the regions where Ballard operates and competes for talent; Canada, US, and European companies exhibiting key characteristics that align with Ballard, including: a growth orientation, market capitalization, revenue, employee base, asset base, and market focus. Note that the vast majority of our publicly-traded sector peers of similar size are headquartered in the US and Europe. Our positioning relative to our peers on market cap, on a 6-month average basis, and LTM revenue, is near P50.

Our comparator group for 2025 was:

Canada (3)	United States (5)	Europe (3)
Westport Fuel Systems Inc.	FuelCell Energy, Inc.	ITM Power Plc
Engineers, manufactures, and supplies alternative fuel systems and components for use in transportation applications in Europe, Americas, Asia, Africa, and internationally.	Manufactures and sells stationary fuel cell and electrolysis platforms that decarbonize power and produce hydrogen.	Designs and manufactures proton exchange membrane electrolysers through Europe and the US.
Kraken Robotics Inc.	Microvast Holdings, Inc.	Nel ASA
Designs and manufactures marine technology for military and commercial unmanned underwater vehicles in North America, Europe, and internationally.	Provides battery technologies for electric vehicles and energy storage solutions.	Produces, stores, and distributes hydrogen from renewable energy in Norway and internationally.
Electrovaya Inc.	Plug Power Inc.	Ceres Power Holdings plc

Designs, develops, manufactures, and sells lithium-ion batteries, battery management systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications in North America.

Delivers end-to-end clean hydrogen and zero-emissions fuel cell solutions for supply chain and logistics applications, on-road EV’s, stationary power market, and others in North American and internationally.

Develops and commercializes fuel cell and electrochemical technologies in Europe, Asia, and North America.
Eos Energy
Designs, develops, manufactures, and markets energy storage solutions for utility-scale, microgrid, and commercial and industrial applications in the United States.
Energy Vault Holdings plc
Develops and deploys utility-scale energy storage solutions in the United States, Australia, and internationally.

Short Business Descriptions sourced from S&P CapitalIQ

Positioning Relative to Peer Group:

As of December 31, 2025, Ballard’s positioning across key financial metrics (including Market Capitalization, Revenue, EBITDA, and Total Assets) was on average P47.

As of December 31, 2025	Market Capitalization	LTM Revenue	LTM EBITDA	LTM Total Assets
Ballard - Positioning	P60	P43	P23	P64

Data sourced from S&P CapitalIQ

The PCC compares each executive officer’s annual salary, target annual incentive bonus and long-term incentive compensation value, both separately and in the aggregate, to amounts paid for comparable roles at comparator group companies.

Pay for Performance and Incentive Awards Aligned with Shareholders Interests

The alignment between pay for performance for executive officers and shareholder interests is clearly demonstrated as follows:

Short-Term Incentive Plan – Performance measures under the annual bonus plan are substantially and directly linked to the annual operating plan and certain strategic objectives, and achievement against those measures determines the size of the annual executive bonus award. When corporate performance is below the minimum level expected by the Board, this amount could be zero. Equally, over-achievement against the measures may result in payment of bonus greater than the targeted amount, up to 150% of target.

Long Term Incentive Plan – PSUs deliver compensation value to executives by tying the earning of PSUs (i.e., ability to receive value from units) to the extent that performance measures related to key business objectives are met during the 3- year cliff vesting period. In addition, the value of vested PSUs change in line with movements in Ballard’s Share price. RSUs serve as an incentive and retention tool as they are only subject to time vesting. Like PSUs, the value of vested RSUs change in line with movements in Ballard’s Share price during the vesting period.

Executive Pay Mix and the Emphasis on “At Risk” Pay

We emphasize performance by linking a significant proportion of our executive officers’ total annual compensation to corporate and individual performance. For 2025, the amount of target annual compensation earned that was “at risk” was 75% for the CEO, 58% for the other Named Executive Officers, in the form of variable and/or performance-related compensation as shown below (including annual bonus, PSUs, and RSUs).

As such, executives will only receive value from those elements to the extent that the relevant performance conditions and vesting conditions are met. With long-term incentive (LTI), values are also aligned with share price performance.

Total Target Direct Compensation Mix - CEO	Total Target Direct Compensation - Other NEOs

Compensation Framework for 2025

The 2025 compensation program for our executive officers has four primary components that deliver pay over the short- and long-term:

Base Salary
Features	•	Set to reflect market conditions and the size and scope of the role, internal alignment, as well as individual experience and performance

Short-Term Incentive Plan
Features	•	Paid annually in cash or DSUs
	•	Each executive has a specified target bonus expressed as a percentage of base salary
	•	Outcomes are formula-driven, subject to the Board’s overarching discretion
2025 Corporate Performance Measures	Quantitative (70%)
	•	Revenue
	•	Total new order intake
	•	Contribution margin
	•	Cash Operating Cost & Capital Spend
Qualitative (30%)
	•	Product development deliverables
	•	Signing Significant Strategic Agreement
Payout Range	0% - 150%
Performance Period	1-year
Timing of Payout	Annually

Long-Term Incentive Plan
Features	-	Split 75% PSUs and 25% RSUs
Performance Measures	PSUs:
	-	3-year Cumulative Revenue
	-	Relative Total Shareholder Return
Payout Range	0% - 200%
Performance Period	3-year
Timing of Payout	-	PSUs: Cliff vest after 3-years
	-	RSUs: vest in thirds on grant anniversary

ELEMENTS OF EXECUTIVE COMPENSATION

Base Salary

The PCC is responsible for approving the base salary of our executive officers. Salary guidelines and adjustments for our executive officers are considered with reference to:

a)	compensation benchmarking as set out above;
b)	the experience, qualifications and tenure of each executive officer;
c)	the individual performance of each executive officer; and
d)	the scope of responsibilities of each executive officer.

The following table outlines the base salaries in 2025 and 2024:

Executive	Currency	2025 Salary	2024 Salary	% Increase
Marty Neese, President & CEO[1]	USD$	$450,000	n/a	n/a
Randy MacEwen, former President & CEO[2]	CDN$	$650,000	$650,000	-
Kate Igbalode, Senior Vice President & CFO	USD$	$309,000	$309,000	-
Kevin Colbow, Senior Vice President & CTO	CDN$	$400,000	$352,800	13.4%
David Mucciacciaro, former Senior Vice President & CCO	USD$	$309,000	$309,000	-
Lee Sweetland, Senior Vice President & COO[3]	CDN$	$325,000	$274,050	18.6%

1 Mr. Neese was appointed President & Chief Executive Officer on July 7, 2025, and his salary is prorated for 2025.

2 Mr. MacEwen served as President & Chief Executive Officer until his resignation on July 7, 2025.

3 Mr. Sweetland was appointed Senior Vice President & Chief Operating Officer on January 1, 2025. He previously served as Senior Vice President & Chief Transformation Officer.

Short Term Incentive Plan - Target Bonus for Executive Officers

There were no changes made to short-term incentive structure or target bonus in 2025.

Executive	2025 Annual Target Bonus	2024 Annual Target Bonus	Change
Marty Neese	100%	n/a	n/a
Randy MacEwen	100%	100%	-
Kate Igbalode	70%	70%	-
Kevin Colbow	70%	70%	-
David Mucciacciaro	70%	70%	-
Lee Sweetland	70%	70%	-

Annual performance bonus payments for each of the executive officers are determined at the discretion of the PCC and the Board with reference to (i) actual annual corporate performance against predetermined Corporate Scorecard goals, resulting in a Corporate Scorecard Multiplier, and (ii) actual annual individual executive performance against predetermined annual individual objectives, resulting in an Individual Performance Multiplier.

For a full discussion of annual incentive compensation for our President & CEO, see “CEO Compensation” starting at page 44.

Some metrics used within the annual plan we consider to be highly confidential information and would pose a key competitive risk should we disclose this information. Therefore, we have only provided information on the metrics we believe to be of low risk to Ballard if shared.

2025 Corporate Scorecard
Financial Metrics (70%)
Financial Metrics (70%)	Weighting	0%	50%	100%	150%
Revenue (US$M)	20%	$60	$70	$90	$100
Total New Order Intake (US$M)	20%	$60	$80	$100	$120
Contribution Margin (%)	20%	5%	8%	13%	15%
Cash Operating Cost & Capital Spend (US$M)	10%	$115	$105	$95	$85
Strategic Metrics (30%)
Product Development	20%	Meet Small Core Product program deliverables on time & on budget
Sign Significant Strategic Agreement	10%	Sign an agreement relating to a strategic transaction, major customer program or major commercial contract that supports future scaling and profitability

Methodology for Determining Annual Incentives

For 2025, the actual annual bonus for each executive officer is determined by the PCC based on the following formula:

Corporate Scorecard Multiplier

Annual corporate performance objectives are established by the PCC and the Board and reflected in the Corporate Performance Scorecard. It typically includes a mix of quantitative and qualitative goals that are assigned a relative weighting based on their importance. Quantitative goals, including financial metrics, include a minimum level of performance that must be achieved to receive any credit for the goal, and a maximum level beyond which no further credit is earned, interpolated linearly. The financial targets are based on the annual operating plan. Meeting those targets results in full payout (100%) for that metric. The Corporate Scorecard Multiplier is determined by the PCC and approved by the Board based on achievement against the goals set out in the Corporate Performance Scorecard.

Based on Ballard’s actual performance in 2025, the Board assessed the Corporate Performance Scorecard as follows:

Component Weight	Performance Metrics	Weight	Actual Results	Score
Financial Goals (60%)	Annual revenue (threshold $60M)	20%	$99M (147% payout)	29%
	Total New Order Intake (threshold $60M)	20%	$50M (0% payout)	0%
	Contribution Margin (threshold 5%)	20%	21% (150% payout)	30%
	Cash Operating Cost & Capital Spend (threshold $115M)	10%	$89M (129% payout)	13%
Strategic Goals (40%)	Product Development (Small Core Product)	20%	Program deliverables met ahead of schedule, within ±10% of budget, and on product cost target (111% payout)	22%
	Sign Significant Strategic Agreement	10%	Signed agreements with customers in Bus and Marine markets totaling $74M order intake (100% payout)[1]	10%
	Total	100%	Total	104%
[1]	The Board determined that the signing of these contracts with different customers in multiple market verticals constituted achievement of this goal.

Individual Performance Multiplier

The individual performance multiplier is based on the executive’s performance against their personal goals and their demonstration of Ballard’s cultural values. The CEO sets these goals, which are reviewed by the PCC. CEO goals are established by the PCC and approved by the Board. Goals are based on agreed, objective and identifiable measures related to their roles, and aligned to the corporate performance goals. Exceeding their goals can result in an individual performance multiplier greater than 100% (up to 150%) and performance that does not achieve the goals can result in individual performance multiplier of less than 100%.

In 2025, Named Executive Officers had individual multipliers ranging from 110% to 150%.

A summary of the Named Executive Officers’ annual bonus payments for 2025 is as follows:

Name	Target Bonus (% of Salary)	Corporate Multiplier	Individual Multiplier	Performance Bonus	Bonus Paid as % of Salary	Bonus Paid as % of Target
Marty Neese[1]	100%	104%	150%	US$244,662	118%	118%
Randy MacEwen[2]	100%
Kate Igbalode[3]	70%	104%	125%	US$165,170	77%	110%
Kevin Colbow	70%	104%	125%	$300,430	77%	110%
David Mucciacciaro[3]	70%
Lee Sweetland	70%	104%	110%	$240,655	73%	106%
1	Mr. Neese was appointed President and Chief Executive Officer on July 7, 2025, and his salary is prorated for 2025.
2	As noted above, Mr. MacEwen and Mr. Mucciacciaro departed the Corporation in 2025. Their severance payments included payments in lieu of bonus. See “Termination and Change of Control Benefits” starting on page 50 for further details.
3	Ms. Igbalode was on family leave from July to October. Bonus paid as a percentage of salary and target was based on her eligible earnings in the year.

Long Term Incentives

We provide our executive officers with equity-based long-term incentives through the Consolidated Share Distribution Plan (“SDP”). For 2025, our equity-based long-term incentives were granted in the form of PSUs and RSUs. These plans are designed to align executive officer remuneration with performance and long-term shareholder value. They serve a vital role in retaining executives as value under the awards is only received over time.

LTIP

Our LTIP uses PSUs and RSUs, weighted 75% and 25%, respectively. PSUs cliff vest at three years and use a three-year cumulative revenue metric and rTSR metric to assess performance (see below for further information). The following information relates to our LTIP.

Performance Share Units

Performance Share Units (PSUs) typically comprise 75% of the long-term incentive compensation provided to an executive. The number of PSUs granted to each executive officer is usually determined in the first quarter of each financial year, as a percentage of base salary. The PSUs cliff vest at the end of the three-year period and are subject to two metrics within the scorecard. Below a threshold PSU Scorecard performance, no PSUs are earned. Up to 200% of PSUs can be earned for PSU Scorecard performance in excess of 100%.

Our PSUs awarded in 2025 are subject to two metrics. The two metrics are highlighted below along with the targets and the performance periods. Redemption of vested PSUs may be satisfied either with Shares bought under the Market Purchase PSU Plan or by treasury Shares reserved under the SDP.

Our revenue metric (50% weighting) is a 3-year cumulative measure which we view as highly sensitive information. We plan to disclose our performance relative to this metric following the 3-year period.

The rTSR metric (50% weighting) is compared relative to a performance group of peers we have identified as close performance comparators. We note the performance group differs from our compensation comparator group as a number of the peers within the compensation group are relevant to Ballard from a talent perspective but do not experience the same market impacts on a performance basis. We note some peers are unique to the performance group (i.e., are not in the compensation group) as they are most relevant to Ballard on a performance basis. See the group below:

2025 PSU Performance Peer Group
Bloom Energy Corporation	Ceres Power	FuelCell Energy, Inc.
Designs, manufactures, sells, and installs solid-oxide fuel cell systems for on-site power generation in the US and internationally.	Engages in the development and commercialization of fuel cell technology in North America, Asia, and Europe.	Manufactures and sells stationary fuel cell and electrolysis platforms that decarbonize power and produce hydrogen.
ITM Power plc	McPhy Energy SA	Nel ASA
Designs and manufactures proton exchange membrane electrolysers through Europe and the US.	Provides hydrogen production and distribution equipment for hydrogen energy, hydrogen mobility, and industrial hydrogen markets.	Produces, stores, and distributes hydrogen from renewable energy in Norway and internationally.
Nikola Corporation	PowerCell Sweden AB	Plug Power Inc.
Operates as a technology innovator and integrator that develops energy and transportation solutions.	Engages in the development and production of fuel cells stacks and fuel cell systems for automotive, marine, and stationary, and application in Sweden and internationally.	Delivers end-to-end clean hydrogen and zero-emissions fuel cell solutions for supply chain and logistics applications, on-road EV’s, stationary power market, and others in North American and internationally.

Given the significant volatility experienced throughout our sector, we use a multi-performance period approach for the rTSR metric as follows:

2025 PSU Grants
Performance Period	Weight
Period 1 (Grant to end of FY2025)	20%
Period 2 (FY2026)	20%
Period 3 (FY2027)	20%
Period 1 to 3 (Grant date to end of FY ended December 2027)	40%

Performance relative to these peers uses a percentile rank approach, with targets set as follows:

rTSR (cumulative performance over 3-years, all $ in USD)
Maximum	75th percentile or greater	200%
Target	50th percentile or greater	100%
Threshold	25th percentile or greater	50%
Below Threshold	Below 25th percentile	0%

Both the 3-year cumulative revenue and rTSR metrics use linear interpolation for achievement between a specified performance level.

Restricted Share Units

As noted above, 25% of the LTIP is granted in RSUs. RSUs vest one third each year following the grant date. One-time new hire RSU grants cliff vest after 3 years. See below for the target value awarded to each of our NEOs in 2025.

Target Value of LTIP Grants

The target value of long-term incentives granted to Named Executive Officers in 2025, and the composition of long-term incentives is set out in the table below.

	Total LTI Mix (%)
Name	Target LTI (% Salary)	PSUs	RSUs
Marty Neese	200%	75%	25%
Randy MacEwen	300%	75%	25%
Kate Igbalode	70%	75%	25%
Kevin Colbow	70%	75%	25%
David Mucciacciaro	70%	75%	25%
Lee Sweetland	70%	75%	25%

This element of compensation supports Ballard’s overall compensation objectives by linking our shareholders’ interests with those of our executive officers, by providing our executive officers with compensation that is driven by the experience of our shareholders in terms of our share price performance, and in the case of PSUs is further tied to the achievement of performance measures. In addition, we require our executive officers to comply with minimum share ownership guidelines that further align them with the shareholders’ experience.

For 2025, the awards to our Named Executive Officers were as follows:

Name	Total LTI Granted (CDN$)	PSUs (#)	RSUs (#)
Marty Neese	$2,158,695	860,293	66,176
Randy MacEwen	$1,950,000	830,966	276,989
Kate Igbalode	$296,461	131,890	43,963
Kevin Colbow	$280,000	119,318	39,773
David Mucciacciaro	$296,461	131,890	43,963
Lee Sweetland	$227,500	96,946	32,315
Total	$5,209,117	2,171,303	503,179

2023 PSU Awards

2023 PSU awards cliff vested after 3 years and used two metrics that are equally weighted: cumulative 3-year revenue and relative total shareholder return. The awards vested with a final weighted payout factor of 89%. While cumulative revenue fell below the threshold achievement value, Ballard achieved above target performance on total shareholder return relative to the performance peer group.

Payout Factor
Cumulative Revenue	0%
rTSR	178%
Overall	89%

The overall relative total shareholder return payout factor of 178% is the weighted average of Ballard’s performance over the following performance periods:

Relative Total Shareholder Return (rTSR)
	2023	2024	2025	2023-2025
Period Weighting	20%	20%	20%	40%
Payout Factor	200%	94%	200%	198%

Perquisites

In addition to cash and equity compensation, the Corporation provides Named Executive Officers with certain personal benefits, consistent with similar benefits coverage within the comparator group. These benefits typically include a car allowance, medical benefits program, long and short-term disability coverage, life insurance, an annual medical and a financial planning allowance.

Retirement Benefits

Executives are eligible to receive a matching contribution by the Corporation to their Registered Retirement Savings Plan (RRSP), 401(k) or similar retirement plan. All executives resident in Canada receive an RRSP contribution up to 50% of the maximum amount allowable under the Income Tax Act (Canada). Annual contributions are pro-rated for any partial year of employment.

In 2025: Mr. MacEwen, Mr. Colbow, and Mr. Sweetland received RRSP contributions from the Corporation, equal to 25%, 50%, and 50%, respectively, of the maximum amount allowable under the Income Tax Act (Canada), as they each made an equivalent personal matching contribution; Ms. Igbalode and Mr. Mucciacciaro received 401(k) contributions from the Corporation equal to 70%, and 60%, respectively, of the annual maximum of the Internal Revenue Service, as they each made an equivalent personal matching contribution.

None of the Named Executive Officers participated in any sponsored Defined Benefits Plan, Defined Contribution Plan, or Supplemental Executive Retirement Plan, nor did they receive contributions to any such plan on their behalf from the Corporation.

CEO COMPENSATION

2025 CEO Compensation

Mr. Neese’s base salary was US$450,000 in 2025, his target bonus was 100% of his annual base salary, and his target LTIP was 200% of his annual base salary. His actual bonus for 2025 was determined by the PCC and the Board based on corporate financial and operational performance reflected in the Corporate Performance Scorecard rating (70% weighting), plus performance relative to his individual scorecard goals for 2025 (30% weighting), as approved by the PCC and the Board.

Upon his appointment as CEO on July 7, 2025, Mr. Neese received a one-time cash signing award of US$675,000, conditional on continued employment. The award is paid out at US$18,750 per month over 36 months.

Mr. Neese was also granted a one-time transformation incentive award of US$1,125,000 (250% of his annual base salary) in the form of PSUs upon appointment as CEO on July 7, 2025. The award vests one third each year following the grant date and is subject to performance metrics consistent with Ballard’s strategic realignment. We consider the performance metrics of the award to be highly confidential information that would pose a key competitive risk should we disclose this information.

Performance	Outcome
Corporate (70%)	Specific corporate quantitative and qualitative results are described in detail under section “Corporate Scorecard Multiplier.”
In 2025, the Corporate Scorecard Multiplier of 104% was achieved.
Individual (30%)	Mr. Neese’s individual goals for 2025 were:
1. Strategy (50%)
Further development of the strategic plan given industry and market conditions, and implementation of actions to further improve strategic positioning, pathway to profitability, and cash runway.
2. Operational Execution (40%)
Deliver outcomes which evidence the successful advancement against the 2025 annual operating plan and corporate performance targets.
3. Talent (10%)
Develop and strengthen the Corporation’s leadership team and drive improvement on employee engagement scores.
In 2025, Mr. Neese’s individual performance based on each of the above criteria resulting in achieving an individual multiplier of 150%.
Overall Outcome	Mr. Neese’s annual bonus award was US$244,662 representing 118% of his target bonus, based on a corporate multiplier of 104% (weighted 70%) and an individual performance multiplier of 150% (weighted 30%).
LTI	Type	Value	Features
Annual Award ($)	RSU	US$112,500	Time-based vesting at each annual anniversary from issue over a 3-year period
	PSU	US$337,500	3-year cliff-vesting with performance criteria
Transformation Award ($)	PSU	US$1,125,00	Vests one-third at each annual anniversary from issue over a 3-year period, subject to performance criteria

75% of the CEO’s target compensation is ‘at-risk’ (via the annual bonus plan and long-term incentive awards): 63% of his target compensation is linked directly to performance goals (via annual bonus plan and PSUs); and 50% of his target compensation is linked to the performance of Shares (via PSUs and RSUs).

Target CEO Total Compensation Mix

Former CEO

Mr. MacEwen’s base salary was CDN$650,000 in 2025, and his target bonus was 100% of his annual base salary. When he left the Corporation in July, he received severance that included payments in lieu of bonus. See “Termination and Change of Control Benefits” starting on page 50 for further details.

Alignment of Corporate Performance & CEO Compensation Over Time

Our compensation programs are structured to provide a significant amount of compensation in the form of equity instruments which aligns the executive experience with that of our shareholders. The chart below outlines the alignment of corporate performance with the CEO’s compensation over time and highlights:

•	The value of realized (actual compensation paid or exercised) compensation (i.e., base salary, STIP awards, and equity awards that have vested and paid out and exercised option gains)
•	Realizable compensation (i.e., in-the-money value of vested or unvested equity awards (i.e., PSUs, RSUs, options) that have not yet paid out or been exercised

The chart below outlines Randy MacEwen’s disclosed target total direct compensation relative to his realized or realizable compensation for 2021 – 2024, Mr. Neese’s disclosed target total direct compensation relative to his realized or realizable compensation for 2025, and the Corporation’s total shareholder return over the applicable period.

Year	CEO	Target Total Direct Compensation Awarded (CDN$ millions)[1]	Realized Pay (CDN$ millions)[2]	Realizable Pay (CDN$ millions) as at Dec 31, 2025[3]	Realized and Realizable Pay (CDN$ millions) as at Dec 31, 2025	Period	Value of $100
							CEO[4]	Shareholder[5]
2021	MacEwen	$2.5	$1.3	-	$1.3	12/31/2020 to 12/31/2023	$51	$16
2022	MacEwen	$3.0	$1.0	-	$1.0	12/31/2021 to 12/31/2024	$35	$15
2023	MacEwen	$3.0	$1.8	-	$1.8	12/31/2022 to 12/31/2025	$59	$54
2024	MacEwen	$3.3	$2.1	-	$2.1	12/31/2023 to 12/31/2025	$65	$71
2025[6,7]	Neese	$2.7	$0.6	$3.2	$3.9	12/31/2024 to 12/31/2025	$142	$146
1 Includes base salary, target STIP, and grant date value of PSUs, RSUs and stock options awarded during the fiscal year.
2 Realized pay includes base salary, actual STIP, value of vested share units, and the value of stock options vested and exercised.
3 Realizable pay includes the in-the-money value of unexercised stock options, and the value of unvested share units (PSU payout for 2025 assumed at target and the values reflect Dec. 31 2025 YE).
4 Represents the realized and realizable value for each $100 awarded to the CEO for 2021 - 2025.
5 Represents the cumulative value of a $100 investment in Ballard Common Shares made on the first trading day of the period indicated for a maximum period of three years.
6 2025 reflects prorated base salary and STIP for Marty Neese (appointed CEO on July 7, 2025) and share units granted for 2025, including a one-time transformation PSU grant.
7 The United States dollar amounts were converted into Canadian dollars for the purpose of this disclosure using the Bank of Canada rate of exchange on December 31, 2025.

Pay-for-Performance Analysis – TSR

Below we outline Ballard’s positioning on a CEO pay and performance basis relative to the compensation peer group:

1-year TSR	3-year TSR	5-year TSR	1-year Target TDC
P53	P38	P41	P63

CEO Target TDC Rank by rTSR

As shown in the following chart, Ballard’s 1-year CEO target total direct compensation (TDC) compared with 5-year TSR indicates that pay and performance are aligned, with CEO target pay slightly above the peer median, due to one-time hiring awards. In 2025, the PCC completed a comprehensive review of the executive pay peer group and adjusted the group to ensure that peers were appropriately sized relative to Ballard. Excluding the one-time awards, the CEO’s target

TDC is positioned near median (P49).

Performance Graph

The following graph compares the total cumulative return to a shareholder who invested $100 in our Shares on December 31, 2021, assuming reinvestment of dividends, with the total cumulative return of $100 on the NASDAQ Composite Index for the last five years. NASDAQ data was selected because the majority of trading of Ballard’s shares (typically >75%) occurs on this exchange. The trend shown by the below graph does not reflect the trend in Ballard’s compensation to its NEOs.

As of December 31	2021	2022	2023	2024	2025
Ballard (‘BLDP’ on NASDAQ)	$100.00	$38.14	$29.46	$13.22	$20.22
NASDAQ Composite Index	$100.00	$66.90	$95.95	$123.43	$148.56

EXECUTIVE COMPENSATION TABLES

The following table summarizes the compensation paid for the fiscal years ended on December 31, 2023, December 31, 2024, and December 31, 2025, to our Named Executive Officers.

Summary Compensation Table
Name and Principal Position	Year	Salary (CDN$)	Bonus (CDN$)	Long-Tern Incentives		All Other Compensation(7) (CDN$)	Total Compensation (CDN$)
				Share-Based Awards(6) (CDN$)	Option-Based Awards (CDN$)
Marty Neese(1,4,5)	2025	299,913	335,334	2,158,695(5)	0	175,916	2,969,858
President & Chief Executive Officer	2024	-	-	-	-	-	-
	2023	-	-	-	-	-	-
Randy MacEwen(2)	2025	333,929	352,500	1,950,000	0	2,931,241	5,567,670
Former President & Chief Executive Officer	2024	639,589	497,250	1,950,000	0	55,409	3,142,248
	2023	600,000	561,600	1,800,000	0	47,374	3,008,974
Kate Igbalode(4)	2025	363,130	226,382	296,461	0	72,801	958,774
Senior Vice President & Chief Financial Officer	2024	343,668	176,566	191,507	0	63,161	774,902
	2023	300,778	158,706	316,003	0	25,719	801,206
Kevin Colbow	2025	390,404	300,430	280,000	0	47,193	1,018,027
Senior Vice President & Chief Technology Officer	2024	344,929	203,001	246,960	0	40,260	835,150
	2023	315,000	205,065	220,500	0	33,283	773,848
David Mucciacciaro(3,4)	2025	316,473	236,777	296,461	0	633,043	1,482,754
Senior Vice President & Chief Commercial Officer (former)	2024	420,947	231,239	296,461	0	91,910	1,040,557
	2023	411,180	240,910	287,826	0	31,952	971,868
Lee Sweetland	2025	325,000	240,655	227,500	0	41,354	834,509
Senior Vice President & Chief Operating Officer	2024	273,994	150,947	164,431	0	239,967	829,339
	2023	254,062	124,576	139,563	0	22,281	540,482
(1)	Mr. Neese was appointed President & CEO on July 7, 2025.
(2)	Mr. MacEwen resigned as President & CEO on July 7, 2025.
(3)	Mr. Mucciacciaro resigned as Senior Vice President & Chief Commercial Officer on September 30, 2025.
(4)	The compensation of each of the Named Executive Officers was paid in Canadian dollars, except as set out below. The United States dollar amounts were converted into Canadian dollars for the purpose of this disclosure using the Bank of Canada rate of exchange on December 31, 2025.

Compensation Paid in Foreign Currency
Named Executive Officer	Year	Currency	Salary	Bonus	Long-Tern Incentives		All Other Compensation	Total Compensation
					Share-Based Awards	Option-Based Awards
Marty Neese	2025	USD	218,819	244,662	1,575,000	0	128,350	2,166,831
	2024	USD	-	-	-	-	-	-
	2023	USD	-	-	-	-	-	-
Kate Igbalode	2025	USD	264,942	165,170	216,300	0	53,116	699,528
	2024	USD	250,742	128,824	139,725	0	46,082	565,373
	2023	USD	219,450	115,793	230,558	0	18,764	584,565
David Mucciacciaro	2025	USD	230,901	172,754	216,300	0	461,873	1,081,828
	2024	USD	307,126	168,714	216,300	0	67,058	759,198
	2023	USD	300,000	175,770	210,000	0	23,313	709,083
(5)	Mr. Neese was granted a prorated 2025 LTIP award (US$450,000, 75%PSUs - 25% RSUs) upon appointment as CEO on July 7, 2025. He was also granted a one-time transformation incentive award of US$1,125,000 in the form of PSUs upon appointment as CEO on July 7, 2025. The award vests one third each year following the grant date and is subject to performance metrics consistent with Ballard’s strategic realignment. The granting of these awards was delayed until March 11, 2026. To provide the intended value of these grants at the time of Mr. Neese’s hire, the number of PSUs and RSUs granted was equivalent to the number he would have received on July 7, 2025, considering the closing price of the Shares on NASDAQ on that date. See below for further information.
(6)	Represents the total fair market value of PSUs and RSUs issued to each Named Executive Officer during the 2025, 2024, and 2023 fiscal years. The amount is based on the grant date fair market value of the award, which equals the closing price of the Shares on the TSX and NASDAQ on the date of issuance of the award with the exception of the 2025 PSUs and RSUs issued to Mr. Neese. The 2025 PSUs and RSUs issued to Mr. Neese were granted on March 11, 2026, but were intended to be granted on July 7, 2025, upon Mr. Neese’s appointment as President & CEO, and therefore the fair market value has been calculated based on the closing price of the Shares on the NASDAQ on July 7, 2025. The grant date fair value presented in the above table differs from the fair value determined in accordance with IFRS 2 of the International Financial Reporting Standards (accounting fair value), which utilizes the closing price of the Shares on the TSX and NASDAQ on the date of issuance of the award and fair value calculation using a complex Monte-Carlo financial model for

PSUs with a market condition. The accounting fair value of the share-based awards are as follows: Mr. Neese-.2025: $2,761,401; Mr. MacEwen- 2025: $2,097,668; 2024: $2,067,835; 2023: $1,916,582; Ms. Igbalode- 2025: $318,153; 2024: $201,048; 2023: $325,645; Mr. Colbow- 2025: $301,204; 2024: $261,883; 2023: $234,781; Mr. Mucciacciaro- 2025: 318,153; 2024: $315,270; 2023: $306,280; and Mr. Sweetland- 2025: $244,728; 2024: $174,367; 2023: $147,781.

As noted above, a dollar value is approved for the long-term incentive awarded to each executive and approximately 75% of this amount is awarded in the form of PSUs with the remaining 25% being awarded in the form of RSUs.

(7)	The value of the items included in this amount was based on the aggregate incremental cash cost to Ballard. All Other Compensation, including the type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites reported for a Named Executive Officer in the most recently completed financial year, includes:

Named Executive Officer	Retirement Benefits (CDN$)	Insurance Premiums (CDN$)	Other(A) (CDN$)	Total (CDN$)
Marty Neese	0	637	175,279	175,916
Randy MacEwen	8,185	1,746	2,921,310	2,931,241
Kate Igbalode	22,574	1,530	48,697	72,801
Kevin Colbow	16,271	1,288	29,634	47,193
David Mucciacciaro	19,384	2,762	610,897	633,043
Lee Sweetland	16,271	1,044	24,039	41,354
(A)	Includes automobile allowances, relocation and travel allowances, financial planning services, medical and health benefits, signing bonus, and housing allowances. Mr. MacEwen’s and Mr. Mucciacciaro’s amounts include termination benefits. See “Termination and Change of Control Benefits” starting on page 50 for further details.

INCENTIVE PLAN AWARDS

The following table sets forth all option-based and share-based awards granted to our Named Executive Officers that are outstanding as of December 31, 2025.

Outstanding Share-Based Awards and Option-Based Awards (as of December 31, 2025)

	Option-Based Awards				Share-Based Awards
Named Executive Officer	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price(1) (CDN$)	Option Expiration Date	Value of Unexercised In- The-Money Options(2) (CDN$)	Number of PSUs/RSUs That Have Not Vested (#)	Market or Payout Value of PSUs/RSUs That Have Not Vested(3) (CDN$)
Marty Neese(5)	0	n/a	n/a	0	926,469	3,225,339
Randy MacEwen	0	n/a	n/a	0	0	0
Kate Igbalode	2,972(4)	21.52	Sep. 10, 2028	0	268,463	934,605
	4,768(4)	13.86	Mar. 15, 2029	0
Kevin Colbow	26,155(4)	4.08	Mar. 18, 2026	0	236,064	826,225
	7,701(4)	14.22	Mar. 6, 2027	0
	3,231(4)	32.66	Mar. 12, 2028	0
	8,252(4)	12.92	Mar. 15, 2029	0
David Mucciacciaro	0	n/a	n/a	0	0	0
Lee Sweetland	13,334(4)	4.08	Mar. 18, 2026	0	178,112	623,390
	18,334(4)	14.22	Mar. 6, 2027	0
	1,454(4)	32.66	Mar. 12, 2028	0
	3,713(4)	12.92	Mar. 15, 2029	0
(1)	All figures are in Canadian dollars. Where options are exercisable in United States dollars, the exercise price has been converted to Canadian dollars using the Bank of Canada rate of exchange on December 31, 2025.
(2)	This amount is based on the difference between the closing price of the Shares underlying the options on the TSX or NASDAQ as at December 31, 2025, and the exercise price of the option. Where the difference is a negative number, the value is deemed to be 0.
(3)	This amount is calculated by multiplying the number of PSUs or RSUs that have not vested by the closing price of the Shares underlying them on the TSX or NASDAQ as at December 31, 2025.

Such amounts may not represent the actual value of the PSUs or RSUs which ultimately vest, as the value of the Shares underlying them may be of greater or lesser value and/or the exchange rate may be higher or lower on vesting. However, given that it would not be feasible for Ballard to estimate, with any certainty, the market value of its Shares or the exchange rate on vesting, Ballard has used the market value and exchange rate at the end of the most recently completed financial year for the purpose of calculating the amount disclosed.

(4)	Vested options.
(5)	Mr. Neese was granted a prorated 2025 LTIP award upon appointment as CEO on July 7, 2025. He was also granted a one-time transformation incentive award of US$1,125,000 in the form of PSUs upon appointment as CEO on July 7, 2025. The granting of these awards was delayed until March 11, 2026. To provide the intended value of these grants at the time of Mr. Neese’s hire, the number of PSUs and RSUs granted was equivalent to the number he would have received on July 7, 2025, considering the closing price of the Shares on NASDAQ on that date, and have been included in the above table.

The following table sets forth the value of the incentive plan awards vested or earned during the year ended December 31, 2025, by our Named Executive Officers.

Incentive Plan Awards – Value Vested or Earned During the Year (2025)

Named Executive Officer	Option-Based Awards – Value Vested During the Year(1) (CDN$)	Share-Based Awards – Value Vested During the Year(2) (CDN$)	Non-equity incentive plan compensation – Value earned during the year (CDN$)
Marty Neese	0	0	335,334
Randy MacEwen	0	3,282,399	352,500
Kate Igbalode	0	12,348	226,382
Kevin Colbow	0	21,008	300,430
David Mucciacciaro	0	69,138	236,777
Lee Sweetland	0	147,791	240,655
(1)	This value was determined by calculating the difference between the market price of the underlying Shares on the TSX or NASDAQ on the vesting date and the exercise price of the options on the vesting date. Where the difference is a negative number the value is deemed to be 0.
(2)	This value was determined by calculating the dollar value realized by multiplying the number of Shares by the market value of the underlying Shares on the TSX or NASDAQ on the vesting date.

The number of options vesting to Named Executive Officers under the Option Plan during the most recently completed financial year is 28,034.

For a detailed description of the principal terms of our equity-based compensation plans, see “Equity-Based Compensation Plans” at page 53. As at December 31, 2025, there were 1,609,108 PSUs and RSUs awarded to Named Executive Officers that were still unvested. The performance criteria for each of these PSUs will be determined by the Board at the appropriate time.

PENSION PLAN BENEFITS

None of the Named Executive Officers participate in a corporation-sponsored Defined Benefits Plan or Defined Contribution Plan, nor do they receive contributions to any such plan on their behalf from Ballard.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Contracts

Ballard employs a standard-form executive employment agreement which all our Named Executive Officers have executed. These agreements have indefinite terms, provide for payments to be made on termination and otherwise include typical terms and conditions, including intellectual property, confidentiality, and non-competition and non-solicitation provisions in favour of Ballard. Pursuant to these employment agreements, a Named Executive Officer’s employment terminates immediately, without any required period of notice or payment in lieu thereof, for just cause or upon the death of the executive. In every other circumstance, the following applies:

For Mr. Neese, other than upon a change of control, we are required to provide notice of up to 12 months plus one month for every year of employment completed with us, to a maximum of 24 months, or payment in lieu of such notice, consisting of the salary, target bonus and other benefits that would have been earned during such notice period.

For Ms. Igbalode, we are required to provide notice of up to 12 months plus an additional 3 months for each five years of employment completed after July 12, 2021, to a maximum of 18 months.

For Mr. Colbow, we are required to provide notice for the minimum period specified by applicable employment standards legislation, plus one day for every full month of employment completed from his original date of hire.

The employment contracts for Mr. Neese and Ms. Igbalode contain change of control provisions that include a “double-trigger” in relation to a change of control – if the executive’s employment is terminated (including a constructive dismissal) within two years following the date of a change of control, the executive is entitled to payment in lieu of a 24-month notice period. For these purposes, a “change of control” under the employment agreements is defined as occurring when:

(a)

a person or persons acting in concert acquires at least one-half of Ballard’s shares;

(b)

the persons who comprise the Board of Ballard do not consist of a majority of persons who were previously directors of Ballard, or who were recommended to the shareholders for election to the Board by a majority of the Directors;

(c)

there is a disposition of all or substantially all of Ballard’s assets to an entity in which Ballard does not have a majority interest; or

(d)

Ballard is involved in any business combination that results in Ballard’s shareholders owning less than one-half of the voting shares of the combined entity.

In addition, all Named Executive Officers have agreed to the claw-back provision discussed previously.

Treatment of Equity-Based Compensation Upon Employment Termination or Change of Control

	Resignation	Involuntary Termination	Retirement	Change of Control	Termination for Cause
Stock Options(1)	Vesting stops on the last day of work.	Vesting stops on the last day of work.	Stock options continue to vest.	All stock options vest.	Vesting stops on termination date.
	Exercise of vested stock options within 30 days or otherwise forfeited.	Exercise of vested stock options within 30 days or otherwise forfeited.			Vested options forfeited on termination date.
Share Units	RSUs and PSUs	RSUs and PSUs	RSUs and PSUs	Double-trigger	RSUs and PSUs
	expire on the last	expire on the last	continue to vest.	vesting if	expire on
	day of work.	day of work.		successor entity	termination date.
honors/fairly
replaces RSUs
and PSUs. If not,
they may vest.
(See below)
Deferred Share Units	Redeemed to shares by no later than December 31 of the first calendar year commencing after employment is terminated; except in the case of US holders, whose DSUs will be redeemed for shares approximately 6 months after termination of employment.
(1)	If a participant ceases to be an employee of Ballard or its subsidiaries (other than by reason of death/disability or being retired), he or she will have up to 90 days, in the event of termination other than for just cause, or 30 days, in the event of voluntary resignation, in which to exercise his or her vested options (in each case subject to extension if the option would otherwise expire during, or within 9 business days after the end of, a blackout period).

Ballard has an Option Plan. No options have been granted since 2022. The Option Plan provides for the vesting of options upon an accelerated vesting event, which is defined as:

(a)

a person making a take-over bid that could result in that person or persons acting in concert acquiring more than 50% of Ballard’s Shares;

(b)

any person or persons acting in concert acquiring more than 50% of Ballard’s Shares;

(c)

there is a disposition of all or substantially all of Ballard’s assets to an entity in which Ballard does not have a majority interest;

(d)

Ballard joins in any business combination that results in Ballard’s shareholders owning less than 50% of the voting shares of the combined entity; or

(e)

any other transaction is approved, a consequence of which is to privatize Ballard.

If an accelerated vesting event occurs, any outstanding option may be exercised at any time before the 60th day after such event.

Under the SDP, on the occurrence of accelerated vesting event (as defined in the SDP to include a change of control of the Corporation), if the Board determines that RSUs and PSUs are honored or fairly replaced by the successor entity, they will continue to vest after such the change of control (provided that PSUs will only have time based vesting conditions) and accelerated vesting and payout will only occur on termination without cause or resignation for good reason following the change of control (i.e., “double-trigger”), rather than “automatic” vesting and payout at change of control.

In the event of a change of control in which the Board does not consider the RSUs and PSUs to be honored or fairly replaced, the Board retains absolute discretion to fully vest such share units. The Board may determine to vest only a proportion of such PSUs based on the actual performance of the Corporation to the date of the accelerated vesting event. The Board may also determine to vest only a proportion of such RSUs based on the pro rata satisfaction of the vesting conditions to the date of the accelerated vesting event.

The following table shows, for each Named Executive Officer, the amount such person would have been entitled to receive if on December 31, 2025: (1) their employment was terminated without just cause; (2) a change of control occurred; or, (3) a change of control occurred and their employment was terminated without just cause or they resigned for good reason.

The values for RSUs and PSUs are calculated by multiplying the number of vested RSUs and PSUs by the closing price of the Shares underlying them on the TSX or NASDAQ as at December 31, 2025. Values calculated for options is the difference between the market price on December 31, 2025, and the exercise price for those options where the market price on that date is greater than the exercise price. Where the exercise price of options is greater than the market price on that date, the value of such options is zero. United States dollar amounts were converted to Canadian dollars for the purpose of this disclosure using the Bank of Canada rate of exchange on December 31, 2025.

Named Executive Officer	Triggering Event (as of December 31, 2025)
	Termination of Employment(1) (CDN$)	Change of Control(2) (CDN$)	Termination of Employment following Change of Control (CDN$)(3)
Marty Neese
Severance	$1,233,540	0	$1,850,310
Other benefits	$136,580	0	$273,161
Accelerated vesting	0	0	$3,225,339
Total	$1,370,120	0	$5,348,810
Randy MacEwen(4)
Severance	$2,439,186
Other benefits	$457,250
Accelerated vesting	$3,113,062
Total	$6,009,498
Kate Igbalode
Severance	$719,976	0	$1,143,492
Other benefits	$87,897	0	$210,058
Accelerated vesting	0	0	$934,605
Total	$807,873	0	$2,288,155
Kevin Colbow
Severance	$852,308	0	$852,308
Other benefits	$84,645	0	$84,645
Accelerated vesting	0	0	$826,225
Total	$936,953	0	$1,763,178
David Mucciacciaro(5)
Severance	$423,515
Other benefits	$97,788
Accelerated vesting	0
Total	$521,303
Lee Sweetland
Severance	$552,500	0	$552,500
Other benefits	$75,645	0	$75,645
Accelerated vesting	0	0	$623,390
Total	$628,145	0	$1,251,535
(1)	Based on accrued service to December 31, 2025.
(2)	It is assumed that the Board considers the RSUs and PSUs to be honored or fairly replaced and therefore there is no accelerated vesting of LTI.
(3)	Assumes accelerated vesting of RSUs and PSUs occurred on termination without cause or resignation for good reason.
(4)	Mr. MacEwen’s employment was terminated effective July 7, 2025.
(5)	Mr. Mucciacciaro’s employment was terminated effective September 30, 2025.

SECTION 6: EQUITY-BASED COMPENSATION PLANS

Ballard adopted two Equity-based Compensation Plans approved by our shareholders at the 2009 Annual Meeting and most recently re-approved at the 2024 Annual Meeting:

(a)	a consolidated share option plan (the “Option Plan”); and
(b)	a consolidated share distribution plan (the “SDP”).

Copies of the Option Plan and SDP are posted on the Governance section of Ballard’s website (www.ballard.com/investor-hub). For a detailed description of our equity-based compensation plans, see Appendix “B” and “C” of this Circular.

The following table sets out, as of December 31, 2025, the number of securities we are authorized to issue under our Equity-based Compensation Plans and the relevant exercise prices at which such securities may be issued.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted -Average Exercise Price of Outstanding Options, Warrants and Rights (CDN$)
Equity-based compensation plans approved by security holders	8,773,953(1)	$3.62
Equity-based compensation plans not approved by security holders	Nil	N/A
Total	8,773,953(1)	$3.62
(1)	Shares issuable under the DSU Plan for Directors and the DSU Plan for Executive Officers (together, the “DSU Plans”) will be satisfied with Shares reserved under the SDP or any successor plan. There are no outstanding warrants or rights.

The Option Plan and SDP provide that the maximum number of Ballard’s Shares available for issuance under them, in aggregate, cannot exceed 6% of the issued and outstanding Shares at the time of grant.

The following table summarizes the aggregate plan maximum, the outstanding securities awarded under the Option Plan and SDP, and the remaining securities available for grant for the fiscal years ended on December 31, 2025, December 31, 2024, and December 31, 2023. The percentages are calculated based on the number of issued and outstanding Shares at the end of each fiscal year.

	December 31, 2025		December 31, 2024		December 31, 2023
	#	%	#	%	#	%
Plan Maximum	18,047,089	6.00%	17,966,287	6.00%	25,409,535	8.50%
Securities Awarded under the Option Plan	2,262,620	0.75%	3,763,020	1.26%	4,390,222	1.47%
Securities Awarded under the SDP	6,511,333	2.17%	5,581,764	1.86%	3,878,816	1.30%
Remaining Securities Available for Grant	9,273,136	3.08%	8,621,503	2.88%	17,140,497	5.73%

Awards Subject to Multiplier

PSUs issued under the SDP are subject to achievement of certain performance criteria (the “PSU Scorecard”). Below a threshold PSU Scorecard performance, no PSUs are earned. For PSUs granted from 2023, up to 200% of PSUs can be earned for PSU Scorecard performance in excess of 100%. For more information on the PSU Scorecard, see “Elements of Executive Compensation” at page 38.

Options, RSUs and DSUs issued under the Option Plan and SDP are not subject to a performance multiplier.

Annual Burn Rate

The annual burn rate, representing the number of securities granted under the Option Plan and SDP, respectively, relative to the weighted average number of securities outstanding for the fiscal years ended on December 31, 2025, December 31, 2024, and December 31, 2023, are as follows:

	Annual Burn Rate
Year	Option Plan	SDP
2025	0.00%	2.23%
2024	0.00%	1.14%
2023	0.00%	1.03%

SECTION 7: ADDITIONAL ITEMS

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

In compliance with Sarbanes-Oxley, we do not make or arrange personal loans to directors or executive officers. As of April 6, 2026, our current or former directors, officers and employees have no outstanding indebtedness to Ballard, its subsidiaries or to any other entity and which is guaranteed by Ballard or its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

We purchase and maintain insurance for the benefit of our directors and officers for losses arising from claims against them for certain actual or alleged wrongful acts they may undertake while performing their director or officer function. The total annual premium in respect of our directors’ and officers’ liability insurance program was US$593,500 for 2025 and US$699,750 for 2024. The premium decrease was primarily due to rate reductions in the directors and officers insurance market. The aggregate maximum coverage provided by the policy for all claims, for both directors and officers, in any single policy year is US$40 million. In addition to the payment of the premiums, we are required to pay the policy deductible of up to US$2,500,000 per claim. We have also agreed to indemnify each of our directors and officers against all expenses, liabilities and losses reasonably incurred or suffered arising from the performance of his or her duties as an officer or director of Ballard.

ADDITIONAL INFORMATION

Additional information relating to us is included in the following public filings, which are incorporated by reference (the “Incorporated Documents”) into, and form an integral part of, this Circular:

•	Annual Information Form dated March 9, 2026;
•	Audited Annual Financial Statements for the year ended December 31, 2025, together with the auditors’ report thereon; and
•	Management’s Discussion and Analysis for the year ended December 31, 2025.

Copies of the Incorporated Documents and all our other public filings providing additional information relating to us may be obtained at www.sedarplus.ca or www.sec.gov/edgar, or upon request and without further charge from either our Corporate Secretary, at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8, or by calling our Investor Relations Department at (604) 454-0900.

PROPOSALS

Any shareholder who intends to present a proposal at our annual shareholders’ meeting held in 2026 must send the proposal to our Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8. In order for the proposal to be included in the proxy materials we send to shareholders for that meeting, the proposal:

•	must be received by us no later than March 3, 2027; and
•	must comply with the requirements of section 188 of the Business Corporations Act (British Columbia).

We are not obligated to include any shareholder proposal in our proxy materials for the annual shareholders’ meeting held in 2027 if the proposal is received after the March 3, 2027, deadline.

APPROVAL BY THE BOARD

Our Board has approved the contents and the sending of this Circular to the shareholders of Ballard.

BY ORDER OF THE BOARD

“Kerry Hillier”

Kerry Hillier
Corporate Secretary
Dated: April 6, 2026

APPENDIX “A”: DEFINED TERMS

In this management information circular (the “Circular”):

“Ballard”, “Corporation”, “we”, “us” and “our” refer to Ballard Power Systems Inc.

“beneficial shareholders” means holders of our Shares that do not hold our Shares in their own name, but instead, whose Shares are held on the Record Date by a bank, trust company, securities broker or other nominee.

“Board” means the board of directors of Ballard.

“CDN$” refers to Canadian currency.

“dollars” or “$” refer to Canadian currency unless specifically stated otherwise.

“DSU” means deferred share unit.

“Equity-based Compensation Plans” means the Option Plan and the SDP.

“LTIP” means long-term incentive plan.

“Meeting” means the 2026 annual meeting of our registered shareholders and includes any adjournment thereof, unless otherwise indicated.

“NASDAQ” means the NASDAQ Global Market.

“Option Plan” means Ballard’s consolidated share option plan, the principal terms of which are set out in Appendix “C”.

“PCC” means the People & Compensation Committee of the Board.

“PSU” means performance share units subject to time and performance vesting criteria, unless otherwise noted.

“Record Date” means 5:00 p.m. Pacific Daylight Time on April 6, 2026.

“registered shareholders” means registered holders of our Shares on the Record Date.

“RSU” means restricted share units subject to time vesting criteria only.

“rTSR” means relative Total Shareholder Return.

“shareholders” means registered shareholders and beneficial shareholders.

“SDP” means Ballard’s consolidated share distribution plan, the principal terms of which are set out in Appendix “D”.

“SEC” means the U.S. Securities and Exchange Commission.

“SGC” means the Sustainability & Governance Committee of the Board.

“Shares” means common shares without par value in the capital of Ballard.

“STIP” means short-term incentive plan.

“TSX” means the Toronto Stock Exchange.

“US$” refers to United States currency.

APPENDIX “B”: BOARD MANDATE

The board of directors (the “Board”) is responsible for the overall corporate governance of the Corporation. It oversees and directs the management of the Corporation’s business and affairs. In doing so, it must act honestly, in good faith, and in the best interests of the Corporation. The Board guides the Corporation’s strategic direction, evaluates the performance of the Corporation’s executive officers, monitors the Corporation’s financial results, and is ultimately accountable to the Corporation’s shareholders, employees, customers, suppliers, and regulators. Board members are kept informed of the Corporation’s operations at meetings of the Board and its committees, and through reports and analyses by, and discussions with, management. The Board manages the delegation of decision-making authority to management through Board resolutions under which management is given authority to transact business, but only within specific limits and restrictions.

Definitions

In this Mandate:

•	the “Corporation” means Ballard Power Systems Inc.;
•	“director” means a member of the Corporation’s board of directors (the “Board”);
•	“CEO” means the President & Chief Executive Officer of the Corporation;
•	“NGC” means the Nominating & Governance Committee;
•	“PCC” means the People & Compensation Committee; and
•	“securities laws” means applicable securities legislation, rules and regulations, (including, without limitation, the Sarbanes-Oxley Act of 2002, the British Columbia Business Corporations Act, National Policy 58-201 Corporate Governance Guidelines, National Instrument 55-104 (Insider Reporting Requirements and Exemptions), and the standards of the stock exchanges on which the Corporation’s securities are listed.

COMPOSITION

A.	As stated in the Articles of the Corporation, the Board will be composed of no fewer than three directors.
B.	The Board will have a majority of independent directors. A director is considered “independent” if they do not have a material or pecuniary relationship with the Corporation or related entities (other than compensation received for their service as director) and otherwise meet the requirements for independence established by securities laws.
C.	The Board will appoint its own Chair.

MEETINGS

A.	Meetings of the Board will be held as required, but at least four times a year. Any director may request a meeting of the Board be called by notifying the Board Chair.
B.	Notice of the time and place of each meeting will be given to each director either by telephone or other electronic means not less than 1 week before the time of the meeting. Meetings may be held at any time if all directors have waived or are deemed to have waived notice of the meeting. A director participating in a meeting will be deemed to have waived notice of the meeting.
C.	The CEO will have direct access to the Board and may request a meeting of the Board be called by notifying the Board Chair. The CEO will receive notice of every Board meeting and will normally be requested to attend, other than in cases where the Board wishes to meet in-camera. Other executives or employees of the Corporation will attend meetings of the Board at the request of the Chair.
D.	Meetings will be chaired by the Board Chair; or if the Chair is absent, by the CEO, if a director; or if the Chair and the CEO are absent, by a member chosen by the Board from among themselves.
E.	Meetings may be held in person, by teleconference, or by electronic means.
F.	A majority of directors constitute a quorum necessary for the transaction of business at Board meetings. A quorum once established is maintained even if directors leave the meeting prior to conclusion.
G.	The Corporate Secretary (or designate) will act as Secretary to the Board.

H.	All decisions made by the Board may be made at a Board meeting or evidenced in writing and signed by all Board members, which will be fully effective as if it had been made or passed at a Board meeting.
I.	As part of every regularly-scheduled meeting, the Board will hold in-camera sessions with: (1) the CEO; (2) of the Board, without management or management directors present; and (3) of the independent directors of the Board, without non-independent directors present. The Board may also hold other in-camera sessions with such members of management present as the Board deems appropriate.

DUTIES AND RESPONSIBILITIES

A.	Selection of Management

The Board is responsible for appointing the Chief Executive Officer (“CEO”), for monitoring and evaluating the CEO’s performance, and approving the CEO’s compensation. Upon recommendation of the CEO and the PCC, the Board is also responsible for appointing all other officers. The Board also ensures that adequate plans are in place for management development and succession and conducts an annual review of such plans.

B.	Corporate Strategy

The Board will, in consultation with management, establish and approve the Corporation’s strategic direction and objectives. In this regard, the Board is responsible for reviewing and approving the Corporation’s corporate mission statement and corporate strategy on a yearly basis, as well as determining the goals and objectives to achieve and implement the corporate strategy, while taking into account, among other things, the opportunities and risks of the business. Each year, the Board meets for a strategic planning session to set the plans for the upcoming year. In addition to the general management of the business, the Board expects management to achieve the corporate goals set by the Board, and the Board monitors the progress made against these goals.

In addition, the Board approves key transactions that have strategic impact to the Corporation, such as acquisitions, key collaborations, key supply arrangements, and strategic alliances. Through the delegation of signing authorities, the Board is responsible for setting out the types of transactions that require approval of the Board.

C.	Fiscal Management and Reporting

The Board, through the Audit Committee, monitors the financial performance of the Corporation and must ensure that the financial results are reported: (a) to shareholders and regulators on a timely and regular basis; and (b) fairly and in accordance with applicable accounting principles. Through the Audit Committee, the Board also monitors the quality and integrity of the Corporations’s accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems.

The Board must also ensure that all material developments of the Corporation are disclosed to the public on a timely basis in accordance with applicable securities laws, and reviews and approves the Corporation’s Annual Information Form and management information circular each year.

D.	Cybersecurity & AI

The Board, through the Audit Committee, has oversight responsibility with respect to the Company’s information technology use and data security, including, but not limited to, enterprise cybersecurity, privacy, data collection and protection and compliance with information security and data protection laws; and the Corporation’s strategy for the development, deployment, and use of artificial intelligence, and the Corporation’s risk management, data governance, and internal control frameworks for AI initiatives.

E.	Legal Compliance

The Board is responsible for overseeing compliance with all relevant policies and procedures by which the Corporation operates, including the Corporation’s environmental, social and governance (“ESG”) initiatives, and ensuring that the Corporation operates at all times in compliance with all applicable laws and regulations, and to the highest ethical and moral standards.

F.	Statutory Requirements

The Board is responsible for approving all matters that require Board approval as prescribed by applicable statutes and regulations, such as payment of dividends and issuances of shares. Management ensures that such matters are brought to the attention of the Board as they arise.

G.	Formal Board Evaluation

The Board, through a process led by the NGC, conducts an annual evaluation and review of the performance of the Board, Board committees, and the Board Chair. The results of the evaluation and recommended improvements are discussed with the full Board. The Board also sets annual goals or focus priorities and tracks performance against them. In addition, each individual director’s performance is evaluated and reviewed regularly.

H.	Risk Management

The Board will ensure that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of the Corporation’s business and strategy, including climate change and other environmental, social and governance risks. The Board will satisfy itself as to the effective oversight of risk management of individual risks.

I.	External Communications

The Board is responsible for overseeing the establishment, maintenance and annual review of the Corporation’s external communications policies which address how the Corporation interacts with analysts and the public and which also contain measures for the Corporation to avoid selective disclosure. The Board is responsible for establishing a process for receiving shareholder feedback.

APPENDIX “C”: DESCRIPTION OF OPTION PLAN

All directors, officers and employees of Ballard and its subsidiaries are eligible to participate in the Option Plan.

The number of options granted under the Option Plan may adjust if any share reorganization, stock dividend or corporate reorganization occurs.

The aggregate number of Shares that may be reserved for issuance under the Option Plan, when aggregated with the number of Shares reserved for issuance under the Corporation’s Consolidated Share Distribution Plan, cannot not exceed 6% of the Shares then issued and outstanding (on a non-diluted basis). Any increase in the issued and outstanding Shares will result in an increase in the number of Shares available under the plans and any exercise, conversion, redemption, expiry, termination or surrender of an award made under the plans will make additional Shares available under them.

Notwithstanding any other provision of the Option Plan, the number of Shares (i) issued to insiders in any year under the Option Plan, when aggregated with the number of Shares issued to insiders within that same year period under all other share compensation arrangements of the Corporation may not exceed 10% of the issued and outstanding Shares of the Corporation at that time; and (ii) issuable to insiders, at any time, under the Option Plan, when aggregated with the number of Shares that may be issuable to insiders under all other share compensation arrangements of the Corporation may not exceed 10% of the issued and outstanding Shares of the Corporation at that time.

In any year, a non-executive Director’s participation in all Ballard equity-based compensation arrangements is limited to that number of shares (or that number of securities in respect of underlying shares) having a value of not more than CDN$150,000 on the date of grant, of which no more than $100,000 may be comprised of options, excluding any securities issued in respect of the non- executive Director’s annual retainer.

Apart from the limits on Shares issued or issuable to insiders and to non-executive Directors, described above, the Option Plan does not restrict the number of Shares that can be issued to any one person or to Directors.

The exercise price of a Ballard option will be determined by the Board and is to be no less than the closing price per Share on the TSX (in respect of options issued to persons resident in any country other than the U.S.), or NASDAQ (in respect of options issued to persons resident in the U.S.), on the last trading day before the date the option is granted.

Ballard options may have a term of up to 10 years from the date of grant, and unless otherwise determined by the Board, will vest in equal amounts on the first, second and third anniversaries of the date of grant.

If an “accelerated vesting event” occurs, any outstanding option may be exercised at any time before the 60th day after such event. An accelerated vesting event occurs when: (a) a person makes a take-over bid that could result in that person or persons acting in concert acquiring more than 50% of Ballard’s Shares; (b) any person or persons acting in concert acquire more than 50% of Ballard’s Shares; (c) there is a disposition of all or substantially all of Ballard’s assets to an entity in which Ballard does not have a majority interest; (d) Ballard joins in any business combination that results in anyone other than Ballard’s shareholders owning more than 50% of the voting shares of the combined entity; or (e) any other transaction is approved, a consequence of which is to privatize Ballard.

The Option Plan also contains a “double trigger” in the event of a take-over. Accordingly, vesting will only be accelerated if the Board approves the acceleration. In such circumstances, the Board will also have the ability to make such changes as it considers fair and appropriate, including accelerating vesting, otherwise modifying the terms of options to assist the holder to tender into the take-over bid or terminating options which have not been exercised prior to the successful completion of the accelerated vesting event.

Under the Option Plan each option will expire (or no longer be capable of being exercised) on the earlier of:

(a)

the expiration date as determined by the Board, which date will not be more than 10 years from the date of grant; and

(b)

if the optionee is a director, officer or employee, the optionee ceases to hold such position, except that, an option will be capable of exercise, if the optionee ceases to be a director, officer or employee:

(i)

because of his or her death, for one year after the optionee dies;

(ii)

as a result of voluntary resignation, for 30 days after the last day on which the optionee ceases to be a director, or the officer or employee ceases to work for Ballard; or

(iii)

other than as a result of voluntary resignation (in the case of a director) or termination other than for just cause (in the case of an officer or employee), for 90 days after the last day on which the optionee ceases to be a director, or the officer or employee ceases to work for Ballard (although in these circumstances, the Chief Executive Officer has discretion to extend the exercise period to up to one year after the optionee ceases to work for Ballard).

If the optionee dies, all previously unvested options vest and, in the circumstances described in (b)(iii) above, the Chief Executive Officer has discretion to accelerate the vesting of unvested options that would have otherwise vested in the next year. In the other circumstances described above, an option is only capable of being exercised in respect of options that were vested at the time the optionee ceased to be a director or ceased to work for Ballard.

If an optionee becomes “totally disabled” (as defined in the Option Plan), his or her options will continue to vest and be exercisable as they would have had the optionee continued to be a director, officer or employee of Ballard.

Similarly, if an optionee becomes “retired” (as defined in the Option Plan), his or her options will continue to vest and be exercisable as they would have had the optionee continued to be a director, officer or employee of Ballard.

If an option would otherwise expire or cease to be exercisable during a blackout period or within nine business days after the end of a blackout period (that is, a period during which employees and/or directors cannot trade in securities of the Corporation because they may be in possession of insider information), the expiry date of the option is extended to the date which is 10 business days after the end of the blackout period.

Options granted under the Option Plan are subject to recovery under applicable law or the Corporation’s Clawback Policy.

The Board is entitled to make, at any time, and from time to time, and without obtaining shareholder approval, any of the following amendments:

(a)

amendments to the definitions and other amendments of a clerical nature;

(b)

amendments to any provisions relating to the granting or exercise of options, including but not limited to provisions relating to the vesting period, acceleration of vesting, term, extension of term, termination or expiry, amount and payment of the subscription price, vesting period, expiry or adjustment of options, provided that, without shareholder approval, such amendment does not entail:

(i)

a change in the number or percentage of Shares reserved for issuance under the plan;

(ii)

a reduction in the exercise price of an option;

(iii)

an extension of the expiry date of an outstanding option;

(iv)

an increase to the maximum number of Shares that may be:

(A)

issued to insiders within a one-year period; or

(B)

issuable to insiders at any time, under all of Ballard’s equity-based compensation arrangements, which could exceed 10% of the issued and outstanding Shares at that time;

(v)

an increase in the maximum number of securities that can be granted to directors (other than directors who are also officers) under all of Ballard’s equity-based compensation arrangements, which could exceed such number of securities in respect of which the underlying Shares have a Fair Market Value (as defined in the plan) on the date of grant of such securities of CDN$150,000, of which no more than $100,000 may be comprised of options;

(vi)

a change permitting Options to be transferable or assignable other than for normal course estate settlement purposes; or

(vii)

a change to the amendment provisions of the Option Plan;

(c)

the addition or amendment of terms relating to the provision of financial assistance to optionees or resulting in optionees receiving any Ballard securities, including pursuant to a cashless exercise feature;

(d)

any amendment in respect of the persons eligible to participate in the plan, provided that, without shareholder approval, such amendment does not permit non-employee directors to re- gain participation rights under the plan at the discretion of the Board if their eligibility to participate had previously been removed or increase limits previously imposed on non-employee director participation;

(e)

such amendments as are necessary for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of any applicable stock exchange or regulatory authority; or

(f)

amendments to correct or rectify any ambiguity, defective provision, error or omission in the plan or in any agreement to purchase options.

Options are not assignable except as permitted by applicable regulatory authorities in connection with a transfer to an optionee’s registered retirement savings plan or registered retirement income fund or to the personal representative of an optionee who has died.

APPENDIX “D”: DESCRIPTION OF SHARE DISTRIBUTION PLAN

The SDP is a single plan divided into the following four principal sections:

1.	A deferred share unit section for senior executives (the “DSU Plan for Executive Officers”). Under the SDP, DSUs are granted at the election of each executive officer of Ballard who is eligible (as determined by the Board) in partial or full payment of his or her annual bonus, which otherwise is paid in cash.
2.	A deferred share unit section for directors (the “DSU Plan for Directors”). Under the DSU Plan for Directors, each independent outside director elects annually the proportion (as determined by the Board) of his or her annual retainer that he or she wishes to receive in DSUs.

Under the SDP, DSUs are credited to an account maintained for each eligible person by Ballard. Each DSU is convertible into one Share. The number of DSUs to be credited to an eligible person is determined on the relevant date by dividing the amount of the eligible remuneration by the fair market value per Share, being a price not less than the closing sale price at which the Shares are traded on the TSX (in respect of a DSU issued to persons resident in any country other than the U.S.) or NASDAQ (in respect of a DSU issued to persons resident in the U.S.) on the trading day before the relevant date. In the case of the executive officers, the relevant date is set by the Board but if such date occurs during a trading blackout, the number of DSUs will be determined on the first trading day after the day on which the blackout is lifted. For directors, DSUs are credited at the time specified by the Board (currently DSUs are granted in equal installments over the course of a year, at the end of each quarter).

On any date on which a dividend is paid on the Shares, an eligible person’s account will be credited with the number of DSUs calculated by: (i) multiplying the amount of the dividend per Share by the aggregate number of DSUs that were credited to that account as of the record date for payment of the dividend; and (ii) dividing the amount obtained in (i) by the fair market value (determined as set out above) of Shares on the date on which the dividend is paid.

A departing director or executive officer may receive Shares in respect of the DSUs credited to that person’s account (at the ratio of one Share per DSU, subject to the deduction of any applicable withholding tax in the case of an eligible person who is a United States citizen or resident for the purpose of United States tax). A DSU, however, cannot be redeemed until such time as the director leaves the Board or the executive officer ceases to work for Ballard, and its value on redemption will be based on the value of Shares at that time. All DSUs vest immediately as they are issued in respect of remuneration that would have otherwise been paid in cash. DSUs do not expire. Except in the case of death, DSUs can only be assigned with consent.

3.	A restricted share unit section (the “RSU Plan”). All employees are eligible to participate in the RSU Plan. Non-employee directors who have met their minimum shareholding requirements may elect to receive RSUs instead of DSUs, for the portion of their remuneration that would otherwise be paid in DSUs.
4.	A performance share unit section (the “PSU Plan”). All employees (but not non-executive directors) are eligible to participate in the PSU Plan.

The vesting of RSUs and PSUs issued under the SDP occurs up to three years from the date of issuance, subject to the achievement of performance criteria for PSUs set by the Board, and to earlier vesting upon the occurrence of any accelerated vesting event (as defined in the SDP). Each RSU and PSU is convertible into one Share, which will be issued under the SDP. Under the SDP, the Board can elect to satisfy the conversion of RSUs and PSUs through Ballard Shares purchased on the open market.

If any performance criteria or other conditions specified in an award of PSUs is not met on or before the last day of the restriction period applicable to the relevant grant (usually three years less one day from the date of grant), the PSUs will expire and the participant will no longer be entitled to receive any Shares upon conversion of those PSUs.

All RSUs and PSUs awarded to a participant under the SDP will also expire on the last day on which the participant works for Ballard or any of its subsidiaries except that,

(a)	in the event of the participant’s death or total disability, the performance criteria and conditions specified in the participant’s award of PSUs will, unless otherwise specified in the award, be deemed satisfied and the PSUs will be converted into Shares; and
(b)	if the participant is retired, the vesting of PSUs will continue on the same terms as they would have had the participant continued to be an officer or employee of Ballard.

A “double trigger” is included in the event of an accelerated vesting event (as defined in the SDP to include a change of control of the Corporation). If the Board determines that PSUs and RSUs are honored or fairly replaced by the successor entity, then they will continue to vest after the accelerated vesting event (provided that PSUs will only have time-based vesting conditions). If the Board does not consider the PSUs and RSUs to be honored or fairly replaced, the Board retains absolute discretion to fully vest such share units. The Board may determine to vest only a proportion of such RSUs and PSUs based on the actual performance of the Corporation to the date of the the accelerated vesting event. The Board may also determine to vest only a proportion of such RSUs and PSUs based on the pro rata satisfaction of the vesting conditions to the date of the the accelerated vesting event.

RSUs and PSUs cannot be assigned other than by will or the laws of descent and distribution.

The aggregate number of Shares that may be reserved for issuance under the SDP, when aggregated with the number of Shares reserved for issuance under the Option Plan, cannot exceed 6% of the Shares then issued and outstanding (on a non-diluted basis). Any increase in the issued and outstanding Shares will result in an increase in the number of Shares available under the plans and any exercise, conversion, redemption, expiry, termination or surrender of an award made under the plans will make additional Shares available under them.

Notwithstanding any other provision of the SDP, the number of Shares (i) issued to insiders in any year under the SDP, when aggregated with the number of Shares issued to insiders within that same year period under all other share compensation arrangements of the Corporation, may not exceed 10% of the issued and outstanding Shares of the Corporation at that time; and (ii) issuable to insiders, at any time, under the SDP, when aggregated with the number of Shares that may be issuable to insiders under all other share compensation arrangements of the Corporation may not exceed 10% of the issued and outstanding Shares of the Corporation at that time.

Under the SDP, in any year, a non-executive Director’s participation in all Ballard equity-based compensation arrangements is limited to that number of shares (or that number of securities in respect of underlying shares) having a value of not more than CDN$150,000 on the date of grant, of which no more than $100,000 may be comprised of options, excluding any securities issued in respect of the non-executive Director’s annual retainer.

Apart from the limits on Shares issued or issuable to insiders and non-executive Directors described above, the SDP does not restrict the number of Shares that can be issued to any one person, to executive officers or to Directors.

Share units (RSUs, PSUs, and DSUs) granted under the SDP are subject to recovery under applicable law or the Corporation’s Clawback Policy.

The SDP permits the Board, without obtaining shareholder approval, to amend any provision of the SDP and/or any PSU and/or DSU governed by it (whether outstanding or otherwise) (subject to any stock exchange or regulatory requirement at the time of any such amendment) including, without limitation, any of the following amendments:

(a)

amendments to the definitions and other amendments of a clerical nature;

(b)

amendments to any provisions relating to the issuance of Shares, granting or conversion of DSUs or PSUs, including but not limited to provisions relating to the term, termination, and number of DSUs or PSUs to be awarded, provided that, without shareholder approval, such amendment does not entail:

(i)

a change in the number or percentage of Shares reserved for issuance under the plan;

(ii)

a reduction of the issue price of the Shares issued under the plan or the cancellation and reissue of Shares;

(iii)

a reduction to the fair market value used to calculate the number of DSUs to be awarded;

(iv)

an extension of time for redemption of a DSU or an extension beyond the original restriction period of an RSU or PSU;

(v)

an increase to the maximum number of Shares that may be:

(A)

issued to insiders within a one-year period; or

(B)

issuable to insiders at any time, under all of Ballard’s equity-based compensation arrangements, which could exceed 10% of the issued and outstanding Shares at that time;

(vi)

an increase in the maximum number of securities that can be granted to directors (other than directors who are also officers) under all of Ballard’s equity-based compensation arrangements, which could exceed such number of securities in respect of which the underlying Shares have a Fair Market Value (as defined in the plan) on the date of grant of such securities of CDN$150,000, of which no more than $100,000 may be comprised of options;

(vii)

permitting DSUs or PSUs to be transferable or assignable other than for normal course estate settlement purposes; or

(viii)

a change to the amendment provisions of the plan;

(c)	any amendment in respect of the persons eligible to participate in the plan (or any part of it), provided that, without shareholder approval, such amendment does not permit non-employee directors to:

(i)

participate as holders of PSUs at the discretion of the Board;

(ii)

re-gain participation rights under any section of the plan at the discretion of the Board if their eligibility (as a class) to participate had previously been removed; or

(iii)

increase limits previously imposed on non-employee director participation;

(d)	any amendment to add or amend provisions permitting for the granting or settling of cash-settled awards or clawback provisions;
(e)	such amendments as are necessary for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of any applicable stock exchange or regulatory authority; or
(f)	amendments to correct or rectify any ambiguity, defective provision, error or omission in the plan or in any option agreement, RSU or PSU agreement, or notice to redeem DSUs.